FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of April 2009

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 4/6/2009

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1
Technical Report and Recommendations Winter 2008 Drilling Program and Fall 2008 Geological Exploration Program Poste Lemoyne Extension Property, Québec VIRGINIA MINES INC. February 2009
Prepared by: Alain Cayer, M.Sc., P. Geo. And Robert Oswald, B.Sc., P. Geo. Services Techniques Geonordic Inc.

8 paper copies.

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101
Technical Report

Technical Report and Recommendations
Winter 2008 Drilling Program and
Fall 2008 Geological Exploration Program

Poste Lemoyne Extension Property, Québec

VIRGINIA MINES INC.

February 2009

Prepared by:

Alain Cayer, M.Sc., P. Geo.

And

Robert Oswald, B.Sc., P. Geo.

Services Techniques Geonordic Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES, AND MAPS

TABLES

FIGURES

APPENDICES

MAPS (pocket)

SECTIONS (POCKET) *(1:1000)*

Orfée East zone:

Orfée zone:
Section 2825E: PLE98-003, PLE02-014, 019, 020, 023, 025, 051, PLE06-088, 090, **PLE08-120**

Regional Targets:
Section 0250E: **PLE08-122**
Section 1250E: **PLE08-123**
Section 3800E: PLE98-005, **PLE08-124**
Section 3900E: **PLE08-125**
Section 4200E: **PLE08-126**
Section 4900E: **PLE08-129**
Section 5275E: **PLE08-127**

ITEM 3 SUMMARY

The Poste Lemoyne Extension project consists of 252 map-designated claims covering 12,878.24 hectares (128.78 km^2) held 100% by Virginia Mines. Some claims of the property are subject to 1% N.S.R. to Globestar Mining Corporation, but Virginia can buy back 0.5% for $500,000. The property is located in the James Bay area, province of Québec, approximately 475 kilometres northeast of the town of Matagami.

The property lies partly within the Archean-aged Guyer greenstone belt, in the La Grande Subprovince, along the southern contact with the sedimentary package referred to as the Laguiche Group in the Opinaca Subprovince. Local geology is summarized by massive to pillowed basalts and cogenetic gabbro and diorite sills alternating to the south with thin but extensive sedimentary piles of siltstones, quartz and biotite-rich wackes and iron formations. A quartz-feldspar porphyry (QFP) dyke swarm has intruded the volcanic rocks and late pegmatitic intrusions crosscut the stratigraphy. Metamorphic grade reaches the amphibolite facies.

A diamond drill program of 15 holes totalling 5,352 metres was conducted in the winter of 2008. Of these, six (6) tested vertical extensions of the Orfée East gold zone to a maximum depth of 525 metres and one tested the east extension of the Orfée gold zone at 275 metres depth. The eight (8) remaining holes tested regional geophysical anomalies. The first three (3) drill holes realized on the Orfée East zone returned gold values and lithological units similar to those from the previous campaign. Best results are 1.53 g/t Au / 26.0 m incl. 14.30 g/t Au / 1.0 m and 5.69 g/t Au / 1.0 m (PLE08-117). The other 3 holes were drilled at depth and the best gold intersection is 0.45 g/t Au / 64.0 m incl. 2.64 g/t Au / 3.7 m (PLE08-128). These results suggest that gold values are not increasing at depth. Drill holes PLE08-116 and 117 intersected a new anomalous gold zone at the contact between the basalt and the first wacke unit. The best gold intersection from this zone is 0.33 g/t Au / 19.0 m followed by 5.16 g/t Au / 2.0 m (PLE08-116). One drill hole was done on the Orfée gold zone and it outlined the thickening of the iron formations (4 m-scale iron formations over 40 m) but the gold intersection is relatively minor with 2.21 g/t Au / 3.0 m (PLE08-120). Of the eight (8) remaining holes that tested regional anomalies, two returned interesting anomalous gold zones. Drill hole PLE08-126 returned 0.21 g/t Au / 31.0 m in a highly deformed zone of paragneiss, basalt, and iron formations, and the most interesting one is PLE08-129 that returned 1.09 g/t Au / 26.0 m incl. 2.73 g/t Au / 3.0 m and 2.95 g/t Au / 3.0 m. This drill hole is the second hole to test the Trench-C area after PLE03-068 (1.23 g/t Au / 1.25 m).

Fieldwork was conducted from August to November 2008. This work initially consisted of geological reconnaissance followed by a trenching program. During the first phase, 2,630 samples were collected; 250 of these yielded values above 200 ppb Au, 70 of which graded between 510 and 18,255 ppb Au. All these anomalous samples define a gold-bearing corridor nearly 15 km in length. Most of the mineralized showings occur within an 8-km-long segment of the corridor. Two types of gold mineralization are recognized: in the west part (areas 2 to 6), occurrences consist of trace to 20% disseminated pyrite within a 10-m-wide basalt layer. In the east part (areas 7 to 9), the same type of mineralization occurs, in addition to a mineralized diorite sill with up to 10% disseminated pyrite. To date, the diorite has been defined over a maximum thickness of 110 metres and a minimum strike length of 3 km (E-W). The discovery of this corridor led to a mechanical trenching program, carried out in October and November 2008. Overall, 33 trenches were excavated, from which 1,522 samples were collected, including 674 grab samples and 848 channel samples for a total of 832 metres of channel sampling. The best results are listed in the following table.

Area	**Trench**	**Grade**
2 *(Michèlle)*	TR-PL-08-024	0.80 g/t Au / 11.0 m, **incl. 3.16 g/t Au / 2.0 m**
3 *(Guylaine)*	TR-PL-08-001-B	0.60 g/t Au / 10.0 m and 0.70 g/t Au / 3.0 m
	TR-PL-08-001-D	0.24 g/t Au / 9.0 m and 0.36 g/t Au / 20.6 m
6 *(Sue)*	TR-PL-08-011	**1.02 g/t Au / 4.0 m**
8 *(ILTO)*	TR-PL-08-003-A	0.37 g/t Au / 14.0 m, incl. **3.29 g/t Au / 1.0 m**
		and 0.73 g/t Au / 8.0 m **incl. 1.42 g/t Au / 3.0 m**
	TR-PL-08-004	**1.05 g/t Au / 17.0 m incl. 3.54 g/t Au / 3.0 m**
		and 0.34 g/t Au / 29.9 m
	TR-PL-08-012	0.65 g/t Au / 18.0 m incl. **1.02 g/t Au / 6.5 m**
9 *(Tommy)*	TR-PL-08-005	**0.96 g/t Au / 5.6 m**

The results of the 2008 geological reconnaissance and trenching programs are very encouraging and justify further exploration work along the newly defined gold-bearing corridor. It is namely recommended to conduct a ground-based induced polarization (IP) and magnetic survey along the entire corridor, as well as a MMI soil geochemistry survey. We also recommend pursuing the geological reconnaissance and trenching program and conducting a study of polished thin sections on the various gold showings and types of mineralization.

Near the Orfée East gold zone, two drill holes are proposed to investigate the lateral extensions of the gold-enriched zone intersected in drill holes PLE07-105 and 112. On the Orfée gold zone, due to a change in the plunge of the thickened gold-bearing zone at depth, a drill hole is proposed to test a target 25 to 40 metres east of drill hole PLE02-049. A few drill holes should also be planned to test the depth and lateral extensions of new zones with anomalous gold values intersected in drill holes PLE08-116 and 117, PLE08-126 and PLE08-129 (Trench-C). Finally, the drilling campaign should test the most promising gold anomalies along the multi-km-scale gold-bearing corridor outlined in the fall of 2008.

On the regional scale, geological reconnaissance should continue, namely in the vicinity of the arsenopyrite-bearing iron formation, the sericitized zones in the gneissic tonalite, the triple junction at the eastern edge of the property, as well as other areas showing gold anomalies in till. Further reconnaissance work in the eastern part of the property should target the contact between Guyer basalts and the gneissic tonalite.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

A drilling program occurred from January to April 2008 on the Poste Lemoyne Extension project. The property is located in the Guyer greenstone belt in James Bay, Québec. This drilling program is the sixth, following campaigns in November 2006-April 2007 (Cayer, 2007b, 2007c), December 2003-February 2004 (Cayer and Ouellette, 2004), August 2002-March 2003 (Cayer, 2003), the winter of 2002 (Blanchet, 2002) and the fall of 1998 (Chénard, 1999). Some fieldwork, including mapping and mechanical trenching, was done between 1998 and 2007 (Cayer, 2007a; Tremblay, 2003; L'Heureux and Blanchet, 2001; Gagnon and Costa, 2000; Chénard, 1999).

A total of 5,352 metres in 15 holes were completed in the winter of 2008. Six (6) holes totalling 3,016 metres tested the Orfée East zone to 525 metres depth and one (1) hole for 487 metres investigated the Orfée gold zone at 275 metres depth. The eight (8) other holes (1,806 metres) were completed to test regional IP anomalies from the recent survey (Tshimbalanga, 2007).

In the summer of 2008, further geological reconnaissance work to follow up on work conducted in the summer of 2007 led to the definition of a new gold-bearing structure extending for nearly 15 km strike length. Along the latter, several gold showings (70 samples graded between 510 and 18,255 ppb Au) occur along an 8-km segment. The discovery of these showings led to a trenching program in which 33 trenches were excavated in October and November 2008.

The gold results obtained from the 2008 campaigns were encouraging and justify new investigations of the property regionally, on the new zones, and at depth on the Orfée and Orfée East gold zones. The new highlights provided by the new multi-km gold-bearing corridor increased the potential of the property and developed new guidelines for the search of new gold zones.

This report provides technical geological data relevant to Virginia Mines Inc. Poste Lemoyne Extension Property in Québec, and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI-43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's ongoing exploration program on the Poste Lemoyne Extension Property and to provide recommendations for future work.

ITEM 5 DISCLAIMER

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Poste Lemoyne Extension project is located in the James Bay area, province of Québec, approximately 475 kilometres northeast of the town of Matagami (Figure 1) and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Transtaiga road. The property hosts the Guyer Archean greenstone belt located at the boundary of the La Grande and Opinaca subprovinces of the Archean Superior Province.

Latitude:	$53^0$27′ North
Longitude:	$75^0$13′ West
NTS:	33 G/06
UTM Zone:	18 (nad27)
Easting:	486 000 E
Northing:	5 924 000 N

The project consists of 252 map-designated claims covering 12,878.24 hectares (128.78 km^2) (Figure 2, Appendix 1). The concession is held 100% by Virginia Mines and some claims are subject to an agreement by which Globestar Mining Corporation owns 1% N.S.R.; Virginia Mines can buy back 0.5% of the N.S.R. for $500,000.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The camp is located beside the Transtaiga gravel road at kilometre 176.5. All supplies and fuel were carried by truck from Radisson or Rouyn-Noranda to the camp. From the camp, a 7-km "drill trail" goes to the main showing, the Orfée zone, and another 8-km ATV trail goes east to the Hydro-Québec Poste Lemoyne – Poste Albanel road. The trail was developed to provide access to trenching sites. East and west areas of the property are accessible by helicopter from the camp.

The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 metres. The drainage network is oriented in a regular East–West direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent for many square kilometres because of the abundance of Quaternary deposits and swamps. All showings are located on hilltops, 3 to 5 km parallel to the Transtaiga road.

ITEM 8 HISTORY

The first exploration work reported in this part of the James Bay region was performed in 1959 by Tyrone Mines Limited (now Phelps Dodge Corporation), who conducted geological reconnaissance and regional prospecting work. A few trenches were also excavated. In 1972 and 1973, Noranda Exploration completed magnetic, electromagnetic and radiometric surveys in the Lac Guyer area (NTS 33G/06, 07, 10, and 11).

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region (Vallières, 1988). The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs.

A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. From 1973 to 1976, SES Group (SERU Nuclear Ltd, Eldorado Nuclear Ltd) and the SDBJ conducted regional uranium and base metal exploration in NTS sheets 33C to 33I. Work consisted of airborne and ground geophysical surveys, prospecting and drilling.

In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies. The first geological work realized by Virginia Mines Inc. started in 1995 with a regional till sampling survey. Table 1 summarizes all work by Virginia Mines Inc. on the property.

Table 1: Summary of all the work performed in the area by Virginia Mines Inc.

Period	Type of Work	Results
1995	Virginia Gold Mines.	Till sampling over Guyer greenstone belt.
June 1998	Regional airborne magnetic (Mag) and electromagnetic (EM) survey.	EM conductors and positive Mag anomaly over 5 km long.
June 1998	Regional prospecting near EM conductors.	Discovery of a gold iron formation. Grab sample # 81650: 82.2 g/t Au
August 1998	Three (3) mechanical trenches (Tr-A, B and C) and channel sampling.	Best results: Tr-A: 21.6 g/t Au over 5.0 m Tr-B: 1.3 g/t Au over 1.0 m Tr-C: 3.5 g/t Au over 3.0 m
September 1998	113 km of line cutting over EM conductors and geophysical anomalies (VLF and Mag).	Definition of 39 VLF anomalies and precision of the positive Mag anomalies.
October 1998	Sixteen (16) mechanical trenches (Tr-1 to Tr-16) over the most accessible VLF and Mag anomalies.	Best results: Tr-3: 0.98 g/t Au over 1.0 m
November 1998	Drilling program of 1,142 line metres (7 holes: PLE98-01 to -07) and 3 abandoned holes.	Best results: PLE98-02: 6.14 g/t Au over 5.0 m PLE98-03: 2.50 g/t Au over 2.0 m PLE98-06: 0.99 g/t Au over 6.7 m
December 1999	89 line km of detailed ground Mag survey (25-m to 50-m line spacing).	More accurate definition of the Mag pattern.
March 2000	B.Sc. project by P. Costa on the gold mineralization in the iron formation of the Poste Lemoyne Extension Property.	Conclusion: The mineralization is post-sedimentary and is due to metamorphic remobilization.
August 2000	Induced Polarization (IP) over 4 lines (26E to 29E) for a total of 3 line km.	IP definition of the Orfée showing and no other IP anomalies in the surrounding area.
October – November 2000	Geological and cartographic survey (1:5000), manual trenches, till sampling near the Orfée showing.	Best results: Trench 00-01: 21.02 g/t Au over 3.0 m (10 m East of Orfée) Trench 00-03: 11.53 g/t Au over 3.0 m (100 m West of Orfée)

Period	Type of Work	Results
October 2001	Four mechanical trenches (2 on the Orfée showing), detailed cartographic map (1:100) and systematic channel sampling.	Best results: Trench 01-01: 12.8 g/t Au over 8.0 m and 6.6 g/t Au over 6.0 m Trench 01-02: 9.9 g/t Au over 3.0 m
January – Feb. 2002	Drilling program of 23 holes (3,033 m). Target: Orfée extensions.	Best results: (uc = uncut, c = cut) PLE02-14: 34.79 g/t Au over 9.0 m (uc) 21.29 g/t Au over 9.0 m (c) PLE02-20: 43.09 g/t Au over 11.65 m (uc) 12.83 g/t Au over 11.65 m (c) PLE02-21: 9.44 g/t Au over 11.0 m and 21.43 g/t Au over 4.5 m (uc) 10.34 g/t Au over 4.5 m (c)
April 2002	Ground electromagnetic (HEM) (Max-Min I) and magnetic survey.	Detection of 10 anomaly axes and complementary magnetic survey.
Aug. 2002 – March 2003	Drilling program of 37 holes (6,558 m). Target: Orfée extensions and regional HEM anomalies.	Best results: <u>Orfée zone</u> PLE02-31: 14.13 g/t Au over 13.00 m (uc) PLE02-49: 8.57 g/t Au over 11.40 m (uc) and 9.45 g/t Au over 2.00 m <u>Regional anomalies (now "Orfée East" zone)</u> PLE03-42: 1.61 g/t Au over 4.92 m PLE03-62: 2.12 g/t Au over 4.00 m
March 2003	Geostatistical modelling and resource estimation. (Orfée showing) (D'Amours, 2003).	203,483 tonnes at 14.5 g/t Au
Dec. 2003 – Feb. 2004	Drilling program of 18 holes (3,132 m). Target: Orfée East extensions, regional HEM anomalies and magnetic break.	Best results: <u>Orfée East zone</u> PLE03-72: 5.37 g/t Au over 2.00 m and 2.11 g/t Au over 11.00 m PLE03-73: 2.20 g/t Au over 7.00 m PLE04-76: 10.53 g/t Au over 1.10 m PLE04-77: 2.82 g/t Au over 5.76 m <u>Regional anomalies</u> PLE04-83: 2.47 g/t Au over 1.00 m PLE04-84: 0.31 g/t Au over 5.40 m
Nov. 2006 – Jan. 2007	Drilling program of 12 holes (3,929 m). Target: Orfée and Orfée East gold zones.	Best results: <u>Orfée zone</u> PLE06-87: 28.73 g/t Au over 2.00 m PLE06-88: 4.44 g/t Au over 2.85 m <u>Orfée East zone</u> PLE07-091: 0.58 g/t Au over 62.00 m incl 1.17 g/t Au over 15.25 m PLE07-092: 0.55 g/t Au over 73.00 m incl 1.07 g/t Au over 25.0 m PLE07-093: 0.42 g/t Au over 105.0 m incl 1.02 g/t Au over 20.0 m PLE07-095: 10.85 g/t Au over 6.55 m incl 57.36 g/t Au over 1.00 m and 6.28 g/t Au over 2.00 m
February – March 2007	Line cutting (90 km) and IP geophysical survey (66 km).	Definition of 48 IP anomalies.

Period	Type of Work	Results
February – April 2007	Drilling program of 19 holes (5,564 m). Target: Orfée East gold zone and regional IP anomalies.	Best results : Orfée East zone PLE07-098: 1.43 g/t Au over 28.0 m incl 10.61 g/t Au over 1.0 m PLE07-099: 2.23 g/t Au over 20.0 m incl 25.99 g/t Au over 1.0 m PLE07-105: 3.09 g/t Au over 26.0 m incl 30.11 g/t Au over 1.0 m and 12.02 g/t Au over 1.0 m PLE07-112: 2.89 g/t Au over 17.2 m incl 7.20 g/t Au over 1.2 m and 23.63 g/t Au over 1.00 m
July – August 2007	Geological reconnaissance of the eastern part of the property.	Reconnaissance of three (3) anomalous areas in gold (9 grab samples with 217 to 1920 ppb Au) and one in copper and silver (up to 3.98% Cu and 6.4 g/t Ag in grab sample #182008).

ITEM 9 GEOLOGICAL SETTING

9.1. Regional Geology

The Poste Lemoyne Extension property is located in the eastern Superior geological Province. The age of these rocks varies from 2600 Ma to 3400 Ma and they have been deformed by the Kenoran orogeny, between 2660 and 2720 Ma. The Lac Guyer area lies at the border of the La Grande and Opinaca subprovinces (Figure 3). The two subprovinces are intruded by Proterozoic gabbro dykes.

The La Grande Subprovince is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788–3360 Ma) of the 'Langelier Complex' and many volcano-sedimentary sequences from the Guyer Group (2820 Ma). The Guyer Group is composed of tholeiitic basalts, komatiites, calc-alkaline felsic tuffs, turbidites, iron formations and many ultramafic to felsic intrusions. A northwestern Ontario equivalent to those rocks are those of the Sachigo-Uchi-Wabigoon subprovinces.

The Opinaca Subprovince is a metasedimentary and plutonic sequence similar to the English River and Quetico subprovinces in Ontario. The age of these rocks (<2648 Ma) is younger than in the La Grande assemblage. In the study area, the Opinaca rocks are composed of wacke and biotite paragneiss from the Laguiche Group and many granitic and pegmatitic intrusions. The paragneiss is derived from the transformation of an important feldspathic wacke sequence that came from La Grande erosion. In many places, the contact between the two subprovinces is a shear zone.

The ultramafic intrusions are from different generations (synvolcanic, syn- to post-tectonic and post-Laguiche). Some tonalitic, monzodioritic and granitic intrusions are syn- to post-tectonic and crosscut the subprovince limits.

During the Archean, a ductile deformation event with folding and shearing affected the rocks of the study area and the latter were metamorphosed to the amphibolite facies. The dominant trend of the strata and the foliation is ENE to E-W with a moderate to steep north dip. Folds plunge ENE.

9.2. Property Geology

The Poste Lemoyne Extension geological setting comprises, from north to south, the Guyer basalts to the Laguiche sediments (see Map 1 in back pocket). These units contain many pegmatitic intrusions and some quartz-feldspar porphyry (QFP) dykes. The iron formations are in the Guyer Group near the Laguiche contact. A majority of the drill holes intercepted the iron formation at the contact of the Guyer basalt and a sedimentary unit (wackes). All the units have been affected by a tectonic East-West transposition.

In the study area, the basalts are greenish and foliated. They are generally fine-grained but locally, some coarse-grained horizons are interpreted in the drill logs as gabbroic sills. Those horizons are perhaps due to metamorphic recrystallization because no distinctive contacts are present. The metamorphic events destroyed most primary textures. Generally, the foliation is well defined, East-West-trending and dips at 70 to 80 degrees north. Some drill holes contain m-scale circular patterns.

In the Orfée area, the basalts contain concordant veinlets and disseminated mineralization. It is dominated by pyrrhotite with few grains of pyrite, chalcopyrite and arsenopyrite. In many holes on the Orfée zone, zoning of the sulphides can be observed. Hundreds of metres north of the iron formation, the mineralization is dominated by finely automorphic pyrite and is associated with epidotization and silicification of the basalt. Pyrrhotite is dominant close to the iron formation. This is associated with an increased garnet content. Chalcopyrite and arsenopyrite are found in trace amounts associated with pyrrhotite. Fine mm-scale discordant veinlets of quartz and calcite are also found in all the units but no mineralization is associated with them. They are related to post-metamorphic events.

The basalt in the Orfée East area shows, in addition to previous alterations, layers from one to several metres thick of silica and brown biotite alteration or amphibole, pyroxene (diopside), calcite and garnet alteration. Both types of alteration show cm-scale bands and may be discordant to the foliation. The mineralization is present in both alteration patterns and it is dominated by pyrrhotite, but pyrite, arsenopyrite and traces of chalcopyrite are also present. The alteration types can be distinct from one another or overlapped. Generally, brown biotite is more present north of the Orfée East gold zone with a progressive transition toward the amphibole-diopside-calcite-garnet alteration close to the iron formations, or the deformed zone. M-scale silicified horizons hosting trace to 5% tourmaline are also present throughout the unit.

Recent holes drilled in the Orfée East area have revealed a 100-m-thick horizon of wacke located north of the Orfée East gold zone, in the basaltic unit. This wacke unit is oriented 070-250° (see Map 2 in pocket) and it revealed subeconomic gold values in some drill holes. This new zone is close to the northern contact of this wacke and the basalt. Drill hole PLE08-116 returned the best gold intersection with 0.33 g/t Au over 19 m in contact with 5.16 g/t Au over 2.0 m. The wacke unit has the same mineral and textural characteristics as the wacke located south of the iron formations (Orfée and Orfée East).

A sedimentary/exhalative sequence is located at the southern contact of the volcanic assemblage. It is composed of siltstone and magnetite iron formation. In drill holes, the unit thickness is 1 to 28 metres. An HEM conductor and a positive magnetic anomaly are associated with this unit and it can be traced for many kilometres. The southern contact of the sedimentary/exhalative sequence is characterized by a quartz-biotite wacke. This lithologic assemblage is observed in the majority of the drill holes.

The iron formations are composed of mm-scale to cm-scale banded beds of siltstone (chert) and magnetite-grunerite-sulphide. This unit records the highest deformation of all with many shears, faulted folds and quartz flooding. The gruneritization of magnetite beds can be partial or complete. Sometimes only a thin grunerite aureole rims the magnetite beds. Other minerals such as hornblende, chlorite and sulphides are also found in close association with grunerite.

On the Orfée zone, the siltstone is generally graphite-rich (10 to 30%) and is 0.3 to 2.0-m thick. It contains 5 to 10%, locally 40%, pyrrhotite and pyrite with trace arsenopyrite. The sulphides are finely disseminated or in mm-scale veinlets. The siltstone is in contact with the iron formation. The contact is characterized by breccia textures and by the presence of a 0.3 to 1.5-m-thick massive sulphide. The rims of that massive sulphide are chlorite-rich (>60%) for a few centimetres. The massive sulphide is composed of non-magnetic pyrrhotite and accessory arsenopyrite, pyrite, amphibole, quartz, and mm-scale automorphic calcite crystals. On the Orfée zone, most of the visible gold can be found in this massive sulphide unit and its contacts with host rocks.

The distinctive feature of the Orfée East mineralized zone is the presence of two units of iron formation separated by a basaltic unit. These iron formations show the same alteration patterns as on the Orfée gold zone. At surface and/or in the western part of the zone, the basalt layer has a maximum thickness of 10 metres but at depth and/or to the east, it can reach up to 100 metres. Thinning of the basaltic layer between the iron formations from depth toward surface, or from east toward west is not progressive. In 30 to 50-metre lateral intervals, the basalt between the two iron formations goes from 50 metres thick to approximately 10 metres. In this interval, an intense deformation zone has developed and relics of iron formation, basalt, wacke, and QFP dykes are sometimes observed. The deformed zone (paragneiss) is developed along a 60 to 65° west plunge and it contains the best gold intersections of the Orfée East zone (PLE07-105: 3.09 g/t Au / 26.0 m). This mineralized unit was named after its characteristics: quartz, feldspar, biotite, amphibole with pyrite and pyrrhotite, altered in silica, tourmaline and carbonates with a lot of recrystallization. In fact, the name paragneiss for the highly deformed sediment/iron formations was still used to keep drill log descriptions similar to those from the previous drilling program. As such, the deformed zone and the paragneiss are the same unit in this report, in drill logs (Appendix 4) and in cross sections (map pocket). The correlation with iron formations, in both the Orfée and Orfée East areas, is impossible due to the lack of drill hole coverage.

A wacke unit is present at the end of a majority of drill holes on Orfée and Orfée East. It is composed of quartz, feldspar and biotite. The texture is saccharoidal to lepidoblastic depending on the biotite proportion. Where the concentration in biotite is high, it is common to observe a crenulation or a secondary schistosity over the primary foliation. Silicification and/or chloritization are also present in a few m-scale zones. Traces to 2% finely disseminated pyrrhotite are present near the footwall of the iron formations.

Some grey felsic intrusions are found in the basalt and less frequently in the wacke. They are a few centimetres to a few metres thick and are characterized by the presence of quartz and feldspar phenocrysts. The concentration and the size of the phenocrysts vary in each dyke. Some dykes have traces to 2% disseminated pyrrhotite and pyrite, less commonly arsenopyrite. All dykes have been deformed, the biotite flakes are all aligned and the phenocrysts are flattened in the same plane.

A few ultramafic intrusives were observed, all of which are located within the Guyer belt and most of which can be traced on magnetic maps. They occur as very elongated sills (<8.5 km long by <170 m thick). Their magnetic signature is not as strong as that of magnetite iron formation units. Several of these units were defined through mapping as they are easily recognized due to their orange-coloured or very dark weathered surface and the presence of mm-scale magnetite veinlets. Observed sulphides include <5% disseminated pyrite and pyrrhotite. To date, samples have yielded no significant gold values.

Within the same Guyer belt, along the south part, a diorite sill some 3 km long was discovered based on the presence of erratic boulders. This sill is auriferous, and numerous subeconomic gold grades were obtained from channel samples, namely 0.34 g/t Au / 29.9 m and **1.05 g/t Au /17.0 m** in trench TR-PL-08-004. The diorite contains 30% feldspar phenocrysts in a groundmass composed of 45% feldspar, 10% quartz, and 15% actinolite and green biotite. The diorite is weakly magnetic and almost always contains 1 to 5% pyrite.

Finally, some pegmatitic intrusions crosscut the basalt, the iron formation and the wacke. They vary from a few centimetres to more than 50 metres. They are composed of quartz and feldspar with lesser biotite and muscovite. Accessory minerals are tourmaline, garnet, amphibole and magnetite. Some feldspar phenocrysts are bigger than 50 cm and normally show myrmekitic textures with the quartz. Some pegmatites contain two micas, biotite and muscovite, while others have only one. It is the same for the accessory minerals, some pegmatites show all of them and others only one or two. The pegmatites are not present everywhere on the property. On the Orfée zone, the pegmatites are ubiquitous but on the Orfée East zone, only small ones were intersected. In drill holes, they show a massive texture and crosscut the foliation but in outcrop some of them are folded and the contacts are concordant to the foliation.

ITEM 10 DEPOSIT TYPES

The Poste Lemoyne Extension project was initiated to find a iron formation-hosted gold deposit. In this type of deposit, orebodies are often associated with a structural trap or influenced by the deformation. Some of the best known examples are Lupin (9 million tonnes at 10.75 g/t Au) in the NWT and Homestake Mine (147.7 million tonnes at 8.17 g/t Au), South Dakota, United States. The Orfée and Orfée East gold zones show all the characteristics of this type of deposit.

Recent work highlights a strong potential to find a magmatic porphyry (Au) or a metamorphic fluid/replacement-type Au (Cu-Ag) mineralization, where mineralized zones may be spatially and genetically related to an intrusive body or structural features.

ITEM 11 MINERALIZATION

Four (4) gold zones each representing a type of gold mineralization have been discovered on Poste Lemoyne Extension since the start of exploration in 1998.

The first type of gold mineralization is present on the Orfée zone. It is a deformed iron formation along the contact between the Guyer basalt (north) and a wacke unit (south). In the zone, visible gold appears near a m-scale layer of massive, non-magnetic pyrrhotite with some pyrite, trace arsenopyrite and chalcopyrite. Orfée is 25 metres wide by 5 to 15 metres thick and has been tested vertically to 460 metres depth. In drill hole, the best intersection is 43.09 g/t Au over 11.65 m (uncut) (PLE02-020). In 2003, D'Amours estimated at 203,483 tonnes grading 14.5 g/t Au the resource of this zone.

The sulphide phases are dominated by pyrrhotite with traces of pyrite, arsenopyrite and chalcopyrite. Generally, they are in subconcordant veinlets and disseminated coarse grains, associated with chlorite-amphibole-enriched zones. In many drill holes, a replacement sequence is clearly observed. Magnetite is replaced by grunerite, then grunerite by pyrrhotite. Locally, the grunerite is absent; pyrrhotite replaces magnetite. The microscope studies of thin sections reveal that the alteration minerals, by importance, are grunerite, ferromagnesian carbonates, chlorite, epidote, and quartz. The studies also reveal that the gold grains are intergranular and as inclusions in pyrrhotite and magnetite.

The second type of gold mineralization and alteration is present in the Orfée East gold zone. It is an iron formation very similar to that observed in the Orfée zone, with the exception that pyrite is more abundant and locally dominant. Both iron formations in the zone are always anomalous in gold and sometimes have subeconomic gold values. Currently, the centre of interest in the Orfée East area is a deformed zone which develops at the fold hinge of a basaltic unit. In this deformed zone, the grain size of the mineralization and matrix becomes centimetric. The deformed zone is moderately to highly altered in silica, carbonate, biotite and tourmaline. The sulphides observed are: pyrite (1-25%), pyrrhotite (5-25%), trace to 2% arsenopyrite and trace chalcopyrite. Sulphides are intersertal to silicates. They are disseminated or in mm-scale to cm-scale veinlets, concordant or not, demonstrating the remobilized nature of the mineralization. In drill holes that cut across the middle of the deformed zone (paragneiss), visible gold has been observed. The best intersection assayed 3.09 g/t Au over 26.0 metres at 334 metres depth; this intersection includes 30.11 g/t Au / 1.0 m, 2.54 g/t Au / 10.0 m, and 12.0 g/t Au / 1.0 m (PLE07-105).

The basalt in the hanging wall (north) of the mineralized and deformed zone is also weakly to strongly altered to silica, carbonates, biotite and tourmaline, and it is mineralized (1 to 5%) in pyrrhotite, pyrite and arsenopyrite for up to 50 metres. This altered basalt is generally anomalous in gold (100 to 1000 ppb Au) with locally subeconomic gold values (1.0 g/t to 5.0 g/t Au).

This year, prospecting work led to the definition of a gold-bearing structure more than 15 km long, in mafic lavas of the Guyer belt. Many gold occurrences, within an 8-km segment, were the focus of more extensive work during a trenching program, among which the Guylaine showing, the AIM area, and the diorite sill (ILTO and Tommy).

Gold zones observed at the Guylaine, AIM and Sue showings are representative of the third type of gold mineralization known on the property. These showings mainly consist of amphibolitized mafic lavas with minor sedimentary rocks and a few pegmatite dykes. Observed sulphides (tr-20%) include pyrite, pyrrhotite, and trace molybdenite, in disseminations and occasionally as mm-scale to cm-scale veinlets crosscutting the foliation. Types of alteration observed include variable amounts of epidotization, chloritization, silicification, biotite alteration, and hematite alteration. Best results include: 0.60 g/t Au / 10.0 m (TR-PL-08-001B), 0.36 g/t Au / 20.6 m (TR-PL-08-001D), 0.80 g/t Au / 11.0 m, incl. 3.16 g/t Au / 2.0 m (TR-PL-08-024), and 1.02 g/t Au / 4.0 m (TR-PL-08-011). Nearly all the samples collected in mafic lavas show anomalous to subeconomic gold grades.

The fourth and last type of gold mineralization occurs in the diorite sill, which is more than 3 km long. Several trenches excavated in the fall of 2008 enabled us to better define its characteristics although its complexity hasn't yet been entirely revealed. The diorite rarely outcrops and where it is deformed and/or altered, it resembles a sediment or a paragneiss. It was discovered based on the presence of erratic boulders that graded up to 18.26 g/t Au (#245664). A few thin sections were prepared from diorite samples to confirm lithological facies (Tremblay, 2009). The gold-bearing diorite contains 30% feldspar phenocrysts (PG>ML) in a groundmass composed of 45% feldspar (PG-ML), 10% quartz, and 15% actinolite and green biotite. Accessory minerals include: albite, apatite, epidote, chlorite, along with traces of carbonates, allanite, zircon, titanite and rutile.

Mineralization consists of 1 to 5% disseminated sulphides. Pyrite is the dominant sulphide phase although minor amounts of pyrrhotite, chalcopyrite and arsenopyrite are also present. Free gold was observed in a few polished thin sections. The diorite is weakly magnetic. A few traces of molybdenite and galena were described in quartz veinlets. We observed several types of alteration, either distinct from one another or overlapping (Si, HM, EP, CB, BO, CL and K-FP). Trenches exposed a multitude of auriferous zones with anomalous to subeconomic gold grades, among which 0.37 g/t Au / 14.0 m (TR-PL-08-003A), 0.34 g/t Au / 29.9 m and 1.05 g/t Au / 17.0 m (TR-PL-08-004), and 0.65 g/t Au / 10.8 m incl. 1.02 g/t Au / 6.5 m (TR-PL-08-12).

ITEM 12 EXPLORATION

During 2008, exploration work consisted of a diamond drilling campaign (5,352 metres), a geological reconnaissance program in the summer, followed by a mechanical trenching program in the fall of 2008.

12.1. Geological Reconnaissance

The first phase of the geological reconnaissance program took place over a period of 25 days, between July 28 and August 25, 2008. The objectives were to ground-truth and follow up on the results of the 2007 campaign, and to extend the geological reconnaissance coverage in other areas of the property, where gold anomalies in till were observed, or in unexplored areas. The field crew was composed of: Alain Cayer (geologist, project leader), Stephanie Ladouceur (geologist-in-training), Mia Pelletier (geology student), Simon Bourassa (geology student), Alberto Henley (senior technician), Michel Gauthier (technician), and Hugovic Brault (technician). The Quaternary sampling crew was composed of Guillaume Allard (geologist-in-training), Marc-Antoine Bastien (technician), and Tommie Valin (technician). Field crews were mobilized in the field by helicopter from Virginia's PLEX base camp, located south of the Transtaiga road near kilometre 176.5. ATVs were also used during the trenching campaign from the camp to the trenching site.

A second group was added from August 21 to 24 to help complete the summer fieldwork: Robert Oswald (STG project geologist), Daniel Turgeon (geologist-in-training), David Vachon (geologist-in-training), Mathieu Charette (geology student), Steven Lauzier (geology student), Paul Sawyer (senior technician), and Adam Racicot (technician).

Geological reconnaissance and follow-up work on gold anomalies resumed from September 9 to 30, 2008. The new team included all those listed above, except for the students who had gone back to school.

A total of 2,630 rock samples were collected during the field programs. All samples were analyzed for gold by Laboratoire Expert in Rouyn-Noranda, Québec, and 1,640 for 30 chemical elements (Scan 30) by Activation Laboratories in Ancaster, Ontario. Of these, 2,070 were collected on outcrops, 477 from erratic boulders, and 83 are channel samples. A list of samples is provided in Appendix 3a, along with their location and main geological features. In addition, 286 till samples were collected to analyze heavy mineral concentrates (HMC) for gold and to perform gold grain counts.

Table 2: Anomalous gold samples from the 2008 geological reconnaissance programs (UTM NAD27, Zone 18).

Sample	Au ppb	Type	Lithology	Alteration	Mineralization	UTM E	UTM N
182420	550	Boulder	I2J(M1), I1(QFP)		5PY	496506	5920903
182421	**3770**	Boulder	I2J(M1), I1(QFP)	Si	5PY	496507	5920901
182422	790	Boulder	I2J(M1), I1(QFP)	Si+	5PY	496506	5920897
182423	**3120**	Boulder	I2J		5PYPO CP	496507	5920896
182433	580	Grab	M16(V3)	Si++,CC	25PY	496539	5920835
184289	550	Grab	M16	CL+	8PYPO	496308	5920979
184290	**2670**	Grab	M16	Si+	4PYPO	496289	5920980
184291	550	Grab	M16 CS	Si+	2PO	496255	5920991
184298	**1200**	Grab	M16 SC	EP	2PY	496181	5921046
184382	**1030**	Boulder	I2J		4PY 2AS	496503	5920902
184392	690	Grab	I2J		5PY	496552	5920921
184434	650	Grab	M8 SR++	Si++,SR++	7PY	493629	5922009
184448	**1580**	Channel (1m)	M16(V3B)		5PY	491873	5922042
184467	**1300**	Grab	M8	Si+	2PY	497139	5920693

Sample	Au ppb	Type	Lithology	Alteration	Mineralization	UTM E	UTM N
189270	510	Grab	M16		20PY	491849	5922039
189316	550	Boulder	S3, S9		PY++ AS PO	492235	5921849
189317	790	Grab	M16		PY++	491873	5921998
189346	**1500**	Grab	S3, S9, VNQZ	Si++	PY++ AS+	489139	5922724
189347	**1340**	Grab	S3, M16	Si++	AS+ PY+	489134	5922724
189350	**1370**	Grab	S3,S9, V3?	Si++	PY++ AS+ CP	489163	5922725
189402	650	Grab	M(S)		3PY PO?	491795	5922057
237561	750	Boulder	I3A(V3)	Si++EP+CC+	20PY 2CP	491531	5922061
237632	620	Grab	S3(M4), V3	CC,DP?,Si	25PO 5PY CP	491609	5922054
237635	650	Grab	I3A	EP++,K,Si	25PY 5PO (AS)	491666	5922050
237642	690	Grab	S3	Si++,BO+	20PY	492391	5921885
237643	**1580**	Grab	S3	Si++,BO+	35PY	492384	5921881
237764	650	Grab	M4	Si++	15PO	491644	5922053
237779	580	Boulder	I2J(M1), I1(QFP)		5PY	496518	5920909
237780	620	Boulder	I2J(M1), I1(QFP)		3PY	496520	5920911
237781	510	Boulder	I2J(M1), I1(QFP)		5PY	496523	5920909
237785	690	Boulder	I2J(M1), I1(QFP)	Si,K-HM	10PY	496508	5920904
237791	576	Grab	I2J(M1), I1(QFP)	Si+	8PY	496573	5920918
237842	510	Grab	I1D		PO AS	493238	5921918
237900	**3190**	Grab	M4	Si	10PYPO trAS	493448	5921605
237936	**2880**	Boulder	V3	Si,CC	20POAS	483709	5923455
237967	620	Grab	S3, M4		PY	492039	5921877
237968	**2260**	Grab	M4		PY	492297	5921980
237970	**16030**	Boulder	I2J(M1), I1(QFP)	CB	PY	496493	5920892
237971	**3570**	Boulder	I2J(M1), I1(QFP)	CC	PY AS	496506	5920900
237972	**8260**	Boulder	I2J, VNQZ		PY PO	496505	5920902
237973	**3840**	Boulder	I2J(M1), I1(QFP)		PY	496507	5920901
237985	510	Boulder	I2J		15PY	496498	5920920
238176	**1950**	Grab	V3, S9	Si++	AS++ PY++ CP	489140	5922723
238177	**2260**	Grab	S9E	Si++	PY++ AS+	489158	5922720
238183	**3020**	Grab	V3?		POPY	489340	5922793
238193	**1610**	Grab	VNQZ CB		CP++ PY++	503116	5918602
238203	**1540**	Boulder	I1D(S2-M4?)	Si++,CC+	20PY 2PO	497759	5920684
238383	820	Channel (1m)	M1(I3A-V3)	Si++	20PY	492392	5921884
238461	790	Grab	V3	GR	3PY AS	483515	5923595
245502	**1160**	Grab	S3?	Si+	PY AS	489101	5922747
245553	**1030**	Boulder	M1(I1D)		5PY	495891	5920720
245637	**1640**	Grab	S9E, V3B	Si++,K	12PY 8AS trCP	488775	5922800
245664	**18255**	Boulder	I2J		10PY	496506	5920904
245665	**4765**	Boulder	I2J		PY	496506	5920905
245666	**4560**	Boulder	I2J		10PY	496507	5920904
245687	620	Grab	M1(I3A), M4	Si+	40PY	491790	5922012
245689	**1030**	Grab	M1(I3A)	Si+	30PY	491809	5922012
245762	**1130**	Grab	M16		5PY	496263	5920992
245797	**17160**	Grab	M8	Si	2PY	497136	5920691
245818	550	Grab	I2J	FPK,Si	4PY	496414	5920979
245870	550	Grab	S3	Si++,CB+	10AS 1PY trCP	489138	5922713
245916	**7780**	Grab	M4(S3)	EP,FPK+	15PY	491598	5922058
245925	**12510**	Grab	M16	trCL,CC+	2PY	491860	5922019
245927	**1810**	Grab	M16		4PY PO	491868	5922046
247007	**2190**	Channel (1m)	S3(M16), I1G	Si+	5PY	493868	5921671
247008	**1060**	Channel (1m)	S3(M16), I1G	Si+	7PY	493868	5921672
247101	650	Grab	I1 PQ FP	HM,CL	2PY	496538	5920942
247202	990	Grab	VNQZ		30PY	496489	5920938
247415	**1710**	Grab	I1D?		10PY	493992	5921942
247440	820	Grab	M16(I4B)		PY+ CP+	495860	5921120

This campaign was remarkably successful given the number of samples with anomalous gold grades. More than 250 samples graded above 200 ppb Au. To simplify the discussion of fieldwork, we raised the threshold to 500 ppb Au and obtained 70 samples that graded between 510 and 18,255 ppb Au (Table 2). Nearly all of the anomalous samples are located in the Guyer belt, along the south part, with a few in the west part of the gneissic tonalite. All the anomalous samples define a gold-bearing corridor that is 15 km in length by less than 1 km in width.

Most of the samples with anomalous gold values were collected in mafic lavas and sedimentary rocks. Anomalous samples form clusters of several outcrops, which made it possible to create a number of areas that were followed up during the 2008 trenching program. Samples yielded grades as high as 12.51 g/t Au (#245925) in basalts and up to 2.26 g/t Au (#237968) in sedimentary rocks. The sedimentary rocks mainly consist of wackes and a few iron formation horizons. The sedimentary rocks to the north and south of the lavas are metamorphosed into paragneisses, but in the southern sediments, arenite beds interlayered with thin bands of mafic lava are recognized. We observed several types of alteration, either distinct from one another or overlapping (Si, HM, EP, CC, BO, CL, and K-FP) as well as variable sulphide concentrations. Pyrite is the most widespread sulphide, followed by pyrrhotite, and occasional arsenopyrite and chalcopyrite.

In the Guyer belt, several auriferous boulders yielded grades up to 18.26 g/t Au (#245664). Follow-up work on these boulders led to the discovery of a previously unknown diorite sill, and a major part of the trenching program focused on this unit. The diorite, where deformed and/or altered, resembles a sediment or a paragneiss. It contains up to 30% feldspar phenocrysts (PG>ML) up to 5 mm in size, in a groundmass (<2 mm) composed of 45% feldspar (PG-ML), 10% quartz, and 15% actinolite and green biotite. It is weakly magnetic and almost always contains 1 to 5% pyrite. Systematic mapping helped define the broad outline of the sill within the basalt band and plan a trenching program in the most promising areas.

In the west part of the gneissic tonalite, three (3) samples graded from 510 ppb to 1.71 g/t Au. One of the latter (#184434) graded 650 ppb Au, in a shear zone a few tens of metres across, that transformed the tonalite into a sericite schist mineralized with up to 50% pyrite. Despite the thorough sampling coverage in this area, no other anomalous gold values were obtained. However, two other zones with sericite alteration and up to 30% pyrite mineralization were uncovered within the gneissic tonalite. To date, these zones have yielded only a few gold anomalies of less than 500 ppb Au, but much work remains to be done in these areas.

The best copper grade was obtained about 10 km east of the previously described diorite. The showing is located at a triple junction, where the Guyer basalts split into two bands. Sample FG-PL-07-035 graded up to 2.34% Cu, 170 ppb Au, and 4.5 ppm Ag / 1.0 m (#238445). This small zone (<1.0 m) consists of an alteration zone with sillimanite and garnet and up to 10% chalcopyrite with other copper-bearing minerals within the basalts. The zone extends over several hundred metres along an E-W axis but rarely exceeds 0.5 m in width. A small soil sampling survey (190 B-horizon samples) was conducted in the summer of 2008 (Appendix 3b) and ground follow-up work on a few copper, silver, and molybdenum anomalies will be performed in an upcoming work program.

One last area that warrants attention is located 2.5 km northwest of Orfée, where six samples graded up to 361 ppb Au and more than 10,000 ppm As. All of these samples were collected in an iron formation unit mineralized with arsenopyrite (<50%), pyrite (<25%) and magnetite (<10%). This area also hosts a few gold anomalies in till.

Finally, several till samples are anomalous in gold, either due to the presence of gold grains or upon analysis of the heavy mineral concentrate. Further till sampling and geological groundwork will be planned to locate the potential source in certain areas.

12.2. 2008 Trenching Program

Following the discovery of numerous gold anomalies during the geological reconnaissance campaign, a trenching program was conducted from October 1st to November 18 on the best gold anomalies. The trenches are located in the lower part of the Guyer belt, along a gold-bearing structure traced for more than 8 km strike length. This structure has affected various lithologies.

The nature of unconsolidated deposits and the topography are such that we were able to excavate 33 trenches using a Bobcat 435 hydraulic shovel, and a few trenches were dug manually. Trenches are 3 to 170 metres long by 1 to 2 metres wide. About a dozen trenches, where gold grades were low and/or geological data was deemed less important, have already been reclaimed. Others will be reclaimed during the next work program. All trenches and outcrops are accessible by ATV using a trail developed in the fall of 2008.

We collected a total of 1,522 samples, including 674 grab samples and 848 channel samples from 832 metres of channel sampling. The trenches were all grouped into nine (9) areas to facilitate their description and geological characteristics (Map 1). Areas were labelled in numerical order from west to east. Certain trenches were named based on the number of the original outcrop that was subsequently slightly enlarged and manually cleaned. Best results from these trenches are listed in Table 3.

- Area 1 (Stef)

This area comprises three small trenches (<13 m) manually excavated in basalts, as well as another in the sedimentary rocks northeast of the basalt band. Lithologies observed mainly include amphibolitized mafic lavas with minor sediments (S2-S3) and a felsic intrusive (I1). Observed sulphides (tr-40%) include pyrite, arsenopyrite and minor pyrrhotite. Described types of alteration are silicification and carbonatization, in variable amounts.

These trenches were all completed on outcrops where grab samples had yielded grades ranging from 0.45 to 3.02 g/t Au. Channel samples, however, all yielded values below 127 ppb Au / 1.0 m (SL-PL-08-115).

- Area 2 (Michèlle)

Three trenches in this area nearly cut across the entire band of mafic lavas in the south part of the Guyer belt and form a nearly continuous stratigraphic section about 100 metres in thickness. Lithologies observed mainly consist of sediments (S3-M4) with amphibolitized mafic lavas and a few pegmatite dykes. Pyrite (tr-18%) is the only observed sulphide phase. Types of alteration include chloritization, hematization, epidotization, and silicification, in variable amounts.

Grab samples all yielded disappointing values, with one exception at 424 ppb Au (#238334) in trench TR-PL-08-022. Channel samples however, yielded a few anomalous gold values. Gold is concentrated in the centre of the mafic lava band and along the basalt/sediment (M4-S3) interface. In these trenches (TR-PL-08-023B and TR-PL-08-024), gold occurs in both mafic lavas and sediments over roughly equal widths. In trench TR-PL-08-024, gold grades are higher in mafic lavas than in the sediments. One zone graded 3.16 g/t Au / 2.0 m (TR-PL-08-024), a few metres from the south contact in the mafic lavas.

- Area 3 (Guylaine)

The Guylaine area contains one trench divided into four segments, grouped and centred on the Guylaine showing which graded 12.51 g/t Au (grab sample #245925) in an amphibolite with 2% pyrite. The trench exposed a 50-m section across the mafic lavas, thus creating a nearly continuous stratigraphic section some 85 metres wide. Lithologies observed mainly consist of amphibolitized mafic lavas (M16) with minor sediments (M4) and a few pegmatite dykes (I1G). Sediments to the north and south of the lavas are metamorphosed into paragneisses, but a few arenite layers (S2) can be recognized in the southern sediments. The latter are intercalated with thin bands of mafic lavas and intruded by several pegmatite dykes.

Pyrite (1-10%) and pyrrhotite (tr-3%) are the only sulphides observed in the trenches. Types of alteration include chloritization, epidotization, biotite alteration, and silicification, in variable amounts. In the southern sediments, minor muscovite is reported.

All significant gold grades obtained in grab or channel samples come from the basalt band. The best results were obtained in channel samples from trenches TR-PL-08-001B, with 0.60 g/t Au / 10.0 m, and TR-PL-08-001D, with 0.36 g/t Au / 20.6 m. Nearly all of the samples within the basalt band are anomalous to weakly enriched in gold. The northern sediments are slightly more auriferous (<152 ppb Au / 1.0 m) than the southern sediments (<64 ppb Au / 1.0 m).

- Area 4 (AIM)

The AIM area was the first targeted area in this part of the property, due to the presence of two grab samples that graded 0.69 g/t Au (#237642) and 1.58 g/t Au (#237643) during the first phase of work in the summer of 2008. Six (6) trenches were excavated, two of which were dug by hand. All of these trenches were done to investigate the northern band and part of the southern band of mafic lavas, also partly covering the sediments. Trench TR-PL-08-029 is characterized by the absence of sedimentary rocks. The lavas are in direct contact with the gneissic tonalite to the north. In trench TR-PL-08-021, a diorite dyke some 13 metres thick appears, and this new unit will become more significant eastward, with the discovery of a gold-bearing diorite in areas 7 to 9.

Observed sulphides (tr-20%) mainly consist of pyrite, pyrrhotite, and traces of molybdenite. Traces of arsenopyrite were observed in sediments outside of the trenches. Described types of alteration include epidotization, chloritization, silicification, biotite alteration, and hematization of variable intensity.

Anomalous gold grades were largely obtained in the northern band of mafic lavas, in trenches TR-PL-08-002B (0.17 g/t Au / 15.0 m), TR-PL-08-021 (0.21 g/t Au / 7.0 m), and TR-PL-08-028 (0.18 g/t Au / 4.0 m). These anomalous zones are located along the southern contact of the band in trench TR-PL-08-002B, and in the central part of the band in trenches TR-PL-08-021 and TR-PL-08-028.

- Area 5

Trench TR-PL-08-034, isolated and not cleaned since it was done very late in the season, was excavated to help explain an electromagnetic (EM) anomaly delineated in an airborne geophysical survey conducted in June 1998. It lies along the north contact of the mafic lava band, and mainly exposes mafic lavas, a few felsic dykes, and a mineralized and strongly magnetic sedimentary unit at the southern end of the trench.

We observed up to 8% pyrite in the centre of the trench, which may partly explain the geophysical anomaly. Twelve (12) grab samples yielded gold grades of less than 181 ppb Au (#249081). This short trench (50 m) should be cleaned and channel sampled to complete the investigation of this anomaly.

Table 3: Best gold grades from the 2008 trenching program.

Area	Trench	Grade
1 (Stef)	n.o.	n.o.
2 *(Michèlle)*	TR-PL-08-022	0.22 g/t Au / 4.0 m
	TR-PL-08-023-B	0.22 g/t Au / 9.0 m
	TR-PL-08-024	**0.80 g/t Au / 11.0 m, incl. 3.16 g/t Au / 2.0 m**
3 *(Guylaine)*	TR-PL-08-001-A	0.25 g/t Au / 6.8 m
	TR-PL-08-001-B	0.60 g/t Au / 10.0 m and 0.70 g/t Au / 3.0 m
	TR-PL-08-001-C	0.21 g/t Au / 6.0 m
	TR-PL-08-001-D	0. 29 g/t Au / 2.0 m, 0.24 g/t Au / 9.0 m and 0.36 g/t Au / 20.6 m
4 *(AIM)*	TR-PL-08-002-B	0.17 g/t Au / 15.0 m
	TR-PL-08-021	0.21 g/t Au / 7.0 m
	TR-PL-08-028	0.18 g/t Au / 4.0 m
5	n.o.	n.o.
6 *(Sue)*	TR-PL-08-011	**1.02 g/t Au / 4.0 m**
7 *(C)*	TR-PL-08-031	0.55 g/t Au / 1.0 m and 0.72 g/t Au / 1.0 m
	TR-PL-08-033	0.17 g/t Au / 10.4 m and 0.24 g/t Au / 16.4 m
8 *(ILTO)*	TR-PL-08-003-A	0.37 g/t Au / 14.0 m, **incl. 3.29 g/t Au / 1.0 m**
		0.73 g/t Au / 8.0 m incl. 1.42 g/t Au / 3.0 m
	TR-PL-08-003-B	0.37 g/t Au / 6.0 m
	TR-PL-08-003-C	0.15 g/t Au / 11.0 m
	TR-PL-08-004	**1.05 g/t Au / 17.0 m incl. 3.54 g/t Au / 3.0 m** and 0.34 g/t Au / 29.9 m

	TR-PL-08-007	0.59 g/t Au / 6.0 m and 0.51 g/t Au / 0.9 m
	TR-PL-08-012	1.54 g/t Au / 0.6 m, 0.37 g/t Au / 2.0 m, 0.27 g/t Au / 3.0 m,
		0.72 g/t Au / 1.0 m, 0.57 g/t Au / 6.0 m, 0.46 g/t Au / 5.3 m,
		0.26 g/t Au / 2.0 m and
		0.65 g/t Au / 18.0 m **incl. 1.02 g/t Au / 6.5 m**
	TR-PL-08-019	0.46 g/t Au / 4.0 m
	TR-PL-08-020	0.29 g/t Au / 2.5 m
	TR-PL-08-025	0.72 g/t Au / 1.0 m, 0.28 g/t Au / 2.0 m,
		0.49 g/t Au / 5.2 m and 0.75 g/t Au / 0.7 m
9 *(Tommy)*	TR-PL-08-005	0.62 g/t Au / 1.0 m, 0.75 g/t Au /1.0 m and **0.96 g/t Au / 5.6 m**

- Area 6 (Sue)

This area was targeted due to the presence of two anomalous grab samples that yielded grades of 270 ppb Au (#189122) and 346 ppb Au (#189121). Located in the north part of the mafic lava band, this single trench (TR-PL-08-011) exposes amphibolitized gabbros intruded by several felsic dykes. Mineralization consists of 5-10% pyrite, accompanied by silicification of variable intensity.

Several grab samples were collected in the north part of the trench, but no significant gold grades were obtained. A channel sample in the south part, which shows the most mineralization, graded 1.02 g/t Au / 4.0 m. The anomalous zone remains open to the south, since the two adjacent channels graded 128 and 142 ppb Au / 1.0 m.

- Area 7 (C)

In areas 7 to 9, a remarkable discovery was made: the presence of an auriferous diorite sill. To date, the diorite has been traced over nearly 3 km strike length and shows a maximum width of 106 metres, in trench TR-PL-08-012 in area 8. It lies within the basalt band.

In area 7, three trenches were excavated in the west part of the diorite and one further south in the mafic lavas. Trench TR-PL-08-033 exposed a nearly continuous stratigraphic section some 172 metres wide that begins in the gneissic tonalite to the north, exposing the entire diorite sill and its north and south contacts with the mafic lavas. Numerous pegmatite dykes are observed, becoming increasingly important along the southern contact of the tonalite and the diorite.

Channel samples outlined various gold zones in area 7. Grab samples within the tonalite yielded no significant gold grades. Basalts along the north contact of the diorite graded 0.17 g/t Au / 10.4 m in trench TR-PL-08-033 but did not yield significant values in trench TR-PL-08-031. The diorite in trench TR-PL-08-033 graded 0.24 g/t Au / 16.4 m in its central part. This zone is of limited extent and thickness because to the west, only two small gold-bearing zones were observed in trench TR-PL-08-031. In the basalts to the south (TR-PL-08-010), two thin (<30 cm) iron formations graded 355 ppb Au / 2.0 m. The corresponding grab sample showed a gold grade of 5.64 g/t Au (#247746).

Mineralization varies according to the host lithology. Basalts contain 3-5% pyrite, locally going up to 20%. Diorite shows lesser amounts of sulphides, commonly 1-3% pyrite with occasional pyrrhotite. The sulphide content is not indicative of the gold content. Described types of alteration are epidotization, chloritization, silicification, and hematization of variable intensity.

- Area 8 (ILTO)

Area 8 saw the most work, with a dozen trenches spread over an E-W distance of 720 metres, along the diorite sill and its country rocks. It was targeted following the discovery of erratic boulders grading as high as 16.03 g/t Au (#237970) and 18.26 g/t Au (#245664). Systematic mapping of all outcrops and numerous trenches made it possible to redefine the geology of this underexplored area. It is underlain by the same geological units as those described in area 7. To the north occurs the gneissic tonalite, while the south part shows a band of amphibolitized mafic lavas (<250 m) intruded by a diorite sill (<106 m). The sill is locally injected with several pegmatite dykes, particularly closer to its margins.

Systematic channel sampling of trenches revealed several gold-bearing intercepts in the diorite and its country rocks. Certain gold zones are difficult to correlate from one trench to the next. Trench TR-PL-08-012 is the longest, at 160 metres, and exposes a nearly continuous section containing the diorite and its basaltic country rocks. It contains three discontinuous gold-bearing intervals in its central part, with 0.65 g/t Au / 18.0 m (incl. 1.02 g/t Au / 6.5 m), 0.46 g/t Au / 5.3 m, and 0.57 g/t Au / 6.0 m. The pyrite content ranges from 1 to 10% and is not proportional to the gold content. Alteration patterns (HM, EP, Si, and K+) also do not appear to be correlated with variations in gold content within the diorite. Trench TR-PL-08-004 (54 metres) is almost entirely composed of diorite, with a few pegmatite dykes. It yielded anomalous gold grades throughout, with 0.34 g/t Au / 29.9 m and **1.05 g/t Au / 17.0 m incl. 3.54 g/t Au / 3.0 m**. As in the previous trench, the pyrite content and the alteration patterns do not appear to explain the obtained gold values. Trench TR-PL-08-025 was also excavated mainly in the diorite. It yielded four gold-bearing intervals, one grading 0.49 g/t Au / 5.2 m associated with the grab sample with the highest assay result at 52.03 g/t Au (#149284). The remaining trenches are much smaller and also contain smaller gold-bearing intervals.

The basalts to the south of the diorite yielded anomalous gold values in trenches TR-PL-08-003A (ILTO-2 showing), TR-PL-08-003C, TR-PL-08-019, and TR-PL-08-020. Gold grades are slightly lower than those observed in the diorite. The best interval graded 0.73 g/t Au / 8.0 m including 1.42 g/t Au / 3.0 m. Contrary to what is observed in the diorite, the gold content seems to be correlated with the sulphide content (PY (PO) <10%). Described types of alteration include variable amounts of epidotization, chloritization, silicification, hematization and K-feldspar alteration.

- *Area 9 (Tommy)*

This is the easternmost area of the 2008 trenching program. Four trenches were excavated, the longest being 130 metres long. The latter (TR-PL-08-005) exposes the entire geological sequence likely to host gold, starting from the gneissic tonalite to the north, through to the basalts occurring south of the diorite. In this area, the diorite sill is 35 metres thick. All units are intruded by a few dykes of pegmatite or diorite. This area was initially targeted due to the presence of a grab sample grading 17.16 g/t Au (#245797) in a biotite schist with 2% pyrite. This schist occurs within the diorite, a few metres from its southern contact.

The sample site was channel sampled but gold grades did not exceed 0.62 g/t Au / 1.0 m and 0.75 g/t Au / 1.0 m. However, basalts along the south contact of the diorite graded 0.96 g/t Au / 5.6 m. The other small trenches yielded no significant gold grades, except for one grab sample in trench TR-PL-08-016 that graded 3.63 g/t Au (#248547). This sample site will be channel sampled during the next work program.

ITEM 13 DRILLING

The two objectives of the winter 2008 drilling program were to test, laterally and at depth, the extensions of the Orfée East gold zone, and to test regional IP anomalies. Of the 15 completed holes, six (6) tested extensions of the Orfée East zone to a maximum depth of 525 metres and one (1) tested the Orfée zone. The eight (8) remaining holes tested regional geophysical and geochemical anomalies. Table 4 summarizes the technical information of the drilling program.

Table 4: Technical characteristics of the 15 holes drilled in the winter of 2008.

Hole	Line	Station	Azimuth/ Dip	Length (m)	Recovered core (m)	Samples (metres)	Target/depth
PLE08-115	33+50E	1+40 N	N193 / -52	208	157	160 (157 m)	Orfée East / -100 m
PLE08-116	32+75 E	2+60 N	N192 / -52	381	332	345 (331 m)	Orfée East / -225 m
PLE08-117	32+50 E	2+86 N	N193 / -53	422	388	397 (385 m)	Orfée East / -275 m
PLE08-117a	*32+50 E*	*2+86 N*	*N193 / -53*	*84*	*49*		
PLE08-118	31+44 E	3+90 N	N193 / -53	582	579	532 (523 m)	Orfée East / -425 m
PLE08-119	32+03 E	3+96 N	N194 / -56	150	142	136 (132 m)	PLE07-112 (61 g/t Au/1.0m)
PLE08-120	28+25 E	3+39 N	N191 / -54	412	410	348 (344 m)	Orfée / -275 m
PLE08-120a	*28+25 E*	*3+39 N*	*N190 / -53*	*75*	*73*	*11 (11 m)*	
PLE08-121	31+50 E	4+65 N	N192 / -56	707	703	631 (626 m)	Orfée East / -525 m
PLE08-122	2+50 E	5+35 N	N190 / -50	308	296	298 (296 m)	Regional Max-Min+Till
PLE08-123	12+50 E	1+60 N	N190 / -51	178	164	169 (164 m)	Regional Max-Min+IP+Till
PLE08-124	38+00 E	1+75 N	N190 / -50	187	151	154 (150 m)	Orfée East ext+PP
PLE08-125	39+00 E	2+25 N	N190 / -50	172	141	145 (140 m)	Regional IP+Max-Min
PLE08-126	42+00 E	7+75 S	N190 / -51	192	165	172 (163 m)	Regional IP+Max-Min
PLE08-127	52+75 E	1+71 N	N190 / -53	306	303	311 (303 m)	Regional IP+Max-Min
PLE08-127a	*52+75 E*	*1+70 N*	*N190 / -52*	*126*	*123*	*30 (28 m)*	
PLE08-128	32+00 E	4+00 N	N191 / -56	638	633	573 (557 m)	Orfée East / -435 m
PLE08-128a	*32+00 E*	*3+95 N*	*N194 / -55*	*34*	*29*		
PLE08-129	49+00 E	2+01 N	N190 / -50	190	171	173 (171 m)	Trench-C
15 completed drill holes				**5352**	**5009**	**4585 samples (4481 m)**	

13.1. Orfée East Zone

The Orfée East gold zone was tested from line 31+50E to 33+50E by six (6) drill holes. They allowed the definition of the deformed zone. The lithological sequence of the Orfée East area defined by these drill holes is, from north to south: basalt of undetermined thickness, followed by the first wacke unit with a thickness of approximately 100 metres. Subsequently, a second basalt layer of 75 to 150 metres in thickness is intersected. This basaltic unit is mineralized in pyrite and pyrrhotite and highly altered to silica and biotite and/or amphibole-diopside-calcite-garnet. This basalt is in the hanging wall of the mineralized zone. The Orfée East mineralized zone is highly deformed but relics of iron formation, basalt, wacke, and QFP dykes can be observed. At last, a thick wacke unit (>200 m) is in the footwall of the mineralized zone. Table 5 displays a summary of the lithologies and gold grades intersected in drill holes done on the Orfée East gold zone during the winter of 2008.

Table 5: Summary of the lithological units and gold intersections in holes drilled on the "Orfée East" zone in the winter of 2008.

Hole	From	To	Lithologies	From	To	Intersection
PLE08-115	52	125	Basalt PO	61	90	0.11 g/t Au / 29.0 m
				96	125	0.33 g/t Au / 29.0 m
	125	163	Paragneiss - Iron formation (IF) - Basalt - QFP 30PO PY	125	165	**1.04 g/t Au / 40.0 m**
				125	134	***incl. 2.46 g/t Au / 9.0 m***
	163	209	Paragneiss - Wacke trPO			
PLE08-116	49	153	Wacke 5PY PO CP	82	101	0.33 g/t Au / 19.0 m
				101	103	**5.16 g/t Au / 2.0 m**
				101	102	***incl. 8.74 g/t / 1.0 m***
				103	111	0.24 g/t Au / 8.0 m
	153	309	Basalt 5PO 3PY, Pegmatite	158	159	1.78 g/t Au / 1.0 m
				221	232	0.13 g/t Au / 11.0 m
				290	311	0.17 g/t Au / 21.0 m
	309	344	Paragneiss - IF - Basalt - QFP 25PO 15PY	311	344	**0.83 g/t Au / 32.0 m**
				311	314	***incl. 2.63 g/t Au / 3.0 m***
				312	313	***and 5.07 g/t Au / 1.0 m***
				341	343	***and 2.31 g/t Au / 2.0 m***
	344	380	Wacke trPO - PY	350	351	**5.93 g/t Au / 1.0 m**
PLE08-117	34	121	Wacke trPO - PY			
	121	129	Basalt PO PY	128	139	0.73 g/t Au / 11.0 m
	129	205	Wacke 2PY PO CP	135	136	***incl. 4.35 g/t Au / 1.0 m***
				151	152	1.71 g/t Au / 1.0 m
				159	161	1.46 g/t Au / 2.0 m
	205	342	Basalt PO PY	315	316	1.17 g/t Au / 1.0 m
	342	365	Basalt 15PO PY	342	360	0.16 g/t Au / 18.0 m
	365	394	Paragneiss - IF - Basalt 25PO 15PY CP	367	393	**1.53 g/t Au / 26.0 m**
				367	368	***incl. 14.3 g/t Au / 1.0 m***
				378	379	***and 5.69 g/t Au / 1.0 m***
	394	422	Wacke PO	393	402	0.16 g/t Au / 9.0 m
PLE08-118	5	40	Pegmatite			
	40	53	Paragneiss - Basalt - IF 20PO 10PY CP			
	53	222	Pegmatite, Wacke 3PO trPY-CP			

Hole	From	To	Lithologies	From	To	Intersection
	222	325	Wacke PO - PY trAS-CP	265	266	1.20 g/t Au / 1.0 m
				315	316	3.43 g/t Au / 1.0 m
				316	355	0.16 g/t Au / 39.0 m
	325	467	Basalt 2PY 2PO trCP, Pegmatite	380	386	0.32 g/t Au / 6.0 m
	467	506	Basalt - Wacke - QFP PO PY			
	506	528	Basalt 8PO PY	515	549	**0.52 g/t Au / 33.5 m**
	528	549	Basalt - Wacke 10PO 3PY	530	537	***incl. 1.58 g/t Au / 7.0 m***
	549	582	Wacke 2PO PY	577	582	0.22 g/t Au / 5.0 m
PLE08-121	4	11	Basalt trPO			
	11	56	Pegmatite	11	53	**0.15 g/t Au / 42.0 m**
	56	74	Basalt PO, Pegmatite			
	74	214	Pegmatite	80	83	0.36 g/t Au / 3.0 m
	214	316	Basalt 5PY PO, Pegmatite, Dyke QFP PO			
	316	371	Wacke 5PO trPY, Pegmatite			
	371	378	Basalt 2PY trPO			
	378	448	Wacke 5PO trPY-CP	397	401	1.07 g/t Au / 4.0 m
				417	418	1.47 g/t Au / 1.0 m
				433	443	0.16 g/t Au / 10.0 m
	448	651	Basalt 2PO PY, Pegmatite	587	597	0.23 g/t Au / 10.0 m
				631	641	0.28 g/t Au / 10.0 m
	651	658	IF - Basalt 30PO 10PY AS	645	664	**0.42 g/t Au / 19.0 m**
	658	664	Basalt - Wacke 5PO PY trAS			
	664	707	Wacke trPO-PY			
PLE08-128	4.5	37	Wacke 5PO, Pegmatite			
	37	172	Basalt PY PO, Dyke QFP PY, Pegmatite	168	169	1.99 g/t Au / 1.0 m
	172	337	Wacke 2PY, Pegmatite	303	304	**6.21 g/t Au / 1.0 m**
				316	319	0.80 g/t Au / 3.0 m
	337	548	Basalt 2PO 2PY trCP	500	564	**0.45 g/t Au / 64.0 m**
	548	586	Paragneiss - IF - Basalt - Wacke 15PO	548	552	***incl. 2.64 g/t Au / 3.7 m***
	586	638	Wacke trPO-PY	585	587	1.20 g/t Au / 2.0 m

The six (6) drill holes (PLE08-115 to 118, 121 and 128) intersected the deformed zone and the best grades obtained were in holes PLE08-115 (1.04 g/t Au / 40.0 m incl. 2.46 g/t Au / 9.0 m) and PLE08-117 (1.53 g/t Au / 26.0 m incl. 14.30 g/t Au / 1.0 m and 5.69 g/t Au / 1.0 m). These two drill holes intersected the mineralized zone at 100 and 275 metres vertical depth, respectively. They were drilled, along with hole PLE08-116, to tighten the grid spacing to 50 metres between drill holes. The three other drill holes (PLE08-118, 121, 128) investigated the depth extension of the mineralized zone to 525 metres vertical depth. They all intersected the mineralized zone, however gold grades were lower than those obtained in previous campaigns.

A few drill holes completed in the Orfée East area in 2008 intersected a new zone with anomalous gold grades (other than the Orfée East zone). This zone had been intersected by a few drill holes in previous campaigns but 2008 drill results show greater thicknesses and higher grades. Drill holes PLE08-116 and 117 yielded the best gold intervals, with 0.33 g/t Au / 19.0 m followed by 5.16 g/t Au / 2.0 m in hole 116, and 0.73 g/t Au / 11.0 m including 4.35 g/t Au / 1.0

m in hole 117. Only drill holes PLE08-115 and 118 did not intersect the new gold zone. Hole 115 as overshoot the zone, and hole 118 was strongly injected with pegmatite along the contact where the zone occurs.

Finally, drill hole PLE08-121 also intersected a new anomaly at the start of the hole, in a pegmatite that graded 0.15 g/t Au / 42.0 m. Drill hole 121 is the deepest hole conducted on the Orfée East zone and is thus the only one to have intersected this gold-bearing pegmatite.

13.2. Orfée zone

Drill hole PLE08-120 was the only hole drilled to test the Orfée gold zone. It was drilled to locate the thickest section of the gold zone. The drill hole intersected the thickest sequence of iron formation, with 4 iron formation units from 2.0 to 8.0 metres thick over 40.0 metres (Table 6). However, only the first iron formation yielded anomalous gold grades, with 2.21 g/t Au / 3.0 m.

Table 6: Summary of lithological units and gold intersections in the hole drilled on the Orfée zone in the winter of 2008.

Hole	From	To	Lithologies	From	To	Intersection
PLE08-120	2.5	55	Pegmatite			
	55	169	Basalt 5PY 5PO, Pegmatite	110	137	0.12 g/t Au / 27.0 m
	169	192	Dyke QFP PY PO, Basalt PY PO			
	192	206	Mylonite (Basalt - QFP) PY PO, Pegmatite			
	206	348	Basalt 7PY 7PO, Dyke QFP	258	259	1.23 g/t Au / 1.0 m
	348	351	Iron formation 8PO trAS	348	351	**2.21 g/t Au / 3.0 m**
	351	365	Basalt 2PO			
	365	370	Iron formation 15PO PY trAS	365	366	0.62 g/t Au / 1.0 m
	370	375	Wacke 2PO			
	375	377	Iron formation 15PO trPY			
	377	380	Basalt 5PO trPY-AS			
	380	388	Iron formation 30PO PY AS	381	383	0.20 g/t Au / 2.0 m
	388	412	Wacke trPO, Pegmatite			

13.3. Regional Targets

In the winter 2008 program, eight (8) drill holes tested regional IP and geochemical anomalies. Table 7 displays the lithological features and gold intersections for regional drill holes in the winter of 2008.

Drill hole PLE08-119 was completed to follow up on a gold intercept of 61.3 g/t Au over 1.0 m obtained in the winter of 2007 in drill hole PLE07-112. The silicified zone with chalcopyrite and pyrrhotite in basalt was intersected 50 metres below the previous drill intercept, but it graded only 2.02 g/t Au / 1.0 m.

Drill hole PLE08-122 targeted a double Max-min anomaly similar to the one observed on the Orfée showing. The area also contained a few gold anomalies in till. Sulphide concentrations, often occurring in veins and veinlets, explain the Max-min anomalies, but the only anomalous gold values were obtained in a QFP dyke, with 0.16 g/t Au / 11.0 m.

Drill hole PLE08-123 tested an area with a strong Max-min anomaly and a double IP anomaly. This area also contained several gold anomalies in till, the strongest being in sample T-PLE07-091, which contained 46 gold grains and for which the heavy mineral concentrate yielded a grade of 4.96 g/t Au. The drill hole also targeted an isolated magnetic high. The geophysical anomalies were explained by the presence of an iron formation and mineralized QFP dykes with 10-20% pyrrhotite and trace to 1% pyrite and arsenopyrite. An anomalous gold grade of 0.48 g/t Au / 2.0 m was obtained in the iron formation, and another grading 2.06 g/t Au / 1.0 m in the basalts to the south.

Drill holes PLE08-124 and 125 investigated an area located 500 metres east of the Orfée East zone. This area is characterized by the presence of weak geophysical anomalies (Max-min and IP) located to the west of the gneissic tonalite. This position relative to the tonalite suggested the presence of a pressure shadow, where mineralizing fluids may have been channelled. In addition, a drill hole in a previous campaign, PLE98-005x, abandoned due to technical difficulties, had been interrupted at the start of an anomalous zone grading 2.16 g/t Au / 1.0 m. In drill hole 124, a 20-m-thick QFP dyke was intersected at the start of the hole, followed by a thick basaltic sequence (>130 m). A minor gold anomaly grading 0.62 g/t Au / 2.0 m was obtained in the latter. Drill hole 125, collared 100 metres east of 124, intersected a wacke unit, followed by 25 metres of basalt, then a mixed zone of iron formation/paragneiss/basalt, mineralized with up to 25% pyrrhotite. The drill hole ended in basalts. No anomalous gold values were obtained.

Drill hole PLE08-126 investigated geophysical Max-min and IP anomalies in a relatively unexplored area. The first hundred metres drilled consisted of alternating 10-m layers of basalts, wackes, and QFP dykes. Next came a mixed zone of about 30 metres, with paragneiss/basalt/iron formations. This mixed zone contained anomalous gold, grading 0.21 g/t Au / 31.0 m. The hole ended in basalts, which also contained a minor gold anomaly grading 0.18 g/t Au / 9.0 m in the centre.

Drill hole PLE08-127 is the easternmost hole drilled during the 2008 campaign. The main target here was trench TR-PLE-98-013, where 6 channel samples yielded grades between 130 and 635 ppb Au / 1.0 m. The trench exposed a strongly deformed and folded iron formation enclosed between basalts and wackes. The drill hole also targeted an IP anomaly some 75 metres wide, flanked by two Max-min anomalies occurring at the north and south ends of the IP anomaly. Two iron formations and/or mixed zones with basalt and wacke occur in the drill hole. The first yielded two minor gold anomalies grading 0.46 g/t Au / 2.0 m and 0.58 g/t Au / 1.0 m but the second zone was not anomalous in gold. A gold grade of 2.09 g/t Au / 1.0 m was obtained in a m-thick layer of wacke occurring between the two iron formations.

Finally, drill hole PLE08-129 is the second hole testing the area near Trench-C. The latter exposed a folded iron formation enclosed between the basalts and wackes. On surface, the showing graded 3.46 g/t Au / 3.0 m. In the winter of 2003, a first drill hole (PLE03-068) tested the depth extension of the showing but only obtained an interval of 1.23 g/t Au / 1.25 m, corresponding to the thickness of the iron formation unit. A structural study conducted in the summer of 2003 demonstrated that the fold axis plunged at 60 degrees west, *i.e.* a shallower plunge than at Orfée. This explained why the drill hole had not intersected the full thickness of the zone exposed on surface in Trench-C. In the winter of 2008, a new drill hole was collared 30 metres west of the previous. The surface gold zone was intersected at depth, but the drill hole also intersected the thickened zone a second time. Results include an interval grading 1.09 g/t Au / 29.0 m, including 2.73 g/t Au / 3.0 m and 2.95 g/t Au / 3.0 m.

Table 7: Summary of lithological units and gold intersections in holes drilled on regional IP anomalies in the winter of 2008.

Hole	From	To	Lithologies	From	To	Intersection
PLE08-119	8	46	Basalt - Wacke 15PO PY - Pegmatite			
	46	109	Basalt PO PY, Pegmatite			
	109	117	Basalt 2CP PO trPY	109	110	0.67 g/t Au / 2.0 m
				116	117	2.02 g/t Au / 1.0 m
	117	150	Basalt PO PY, Pegmatite			
PLE08-122	12	53	Basalt trPO			
	53	146	Wacke PO-PY, Pegmatite			
	146	166	Basalt PO			
	166	205	Pegmatite, Wacke trPO-PY			
	205	216	Wacke - Paragneiss trPO-PY			
	216	239	Dyke QFP PO PY AS	220	231	0.16 g/t Au / 11.0 m
	239	308	Basalt trPO			
PLE08-123	20	62	Wacke(Paragneiss) trPOPY, Pegmatite			
	62	67	Paragneiss - IF - Basalt - QFP 10PO PY AS	62	64	0.48 g/t Au / 2.0 m
	67	148	Basalt PO-PY	81	82	2.06 g/t Au / 1.0 m
	148	157	Basalt - Wacke - QFP 20PO 2PY AS			
	157	178	Basalt trPO-PY			
PLE08-124	36	57	Dyke QFP PO PY			
	57	187	Basalt PO PY	113	115	0.62 g/t Au / 2.0 m
PLE08-125	31	93	Wacke trPY			
	93	115	Basalt trPO			
	115	131	Paragneiss - Basalt - IF 25PO-PY trCP			
	131	172	Basalt PO			
PLE08-126	27	51	Basalt trPO			
	51	76	Wacke trPY – Pegmatite – Dyke QFP			
	76	108	Basalt trPO-PY			
	108	134	Paragneiss - Basalt - IF 20PO 15PY	109	140	**0.21 g/t Au / 31.0 m**
	134	192	Basalt PO PY	167	176	0.18 g/t Au / 9.0 m
PLE08-127	3	72	Wacke trPO-PY - Basalt - QFP			
	72	153	Paragneiss - Basalt - QFP - IF trPO-PY	108	110	0.46 g/t Au / 2.0 m
				120	121	0.58 g/t Au / 1.0 m
	153	187	Basalt trPO			
	187	201	Wacke - Basalt PY PO	199	200	2.09 g/t Au / 1.0 m
	201	243	Basalt trPO			
	243	255	Iron formation 5PO 5PY CP			
	255	291	Basalt trPO			
	291	306	Wacke			
PLE08-129	19	58	Basalt trPO			
	58	90	Iron formation - (Wacke - Basalt) 25PO PY	60	86	**1.09 g/t Au / 26.0 m**

Hole	From	To	Lithologies	From	To	Intersection
				60	63	incl. 2.73 g/t Au / 3.0 m
				78	81	incl. 2.95 g/t Au / 3.0 m
	90	152	Wacke - QFP			
	152	190	Basalt trPO-PY			

ITEM 14 SAMPLING METHOD AND APPROACH

Every mineralized outcrop and every trench was systematically sampled (4152 samples). For each outcrop, trench, and some boulders, a flag with the outcrop number on it was tied to a tree in the vicinity and another orange flag, showing the sample number, was left at all the sampling sites. The spacing between samples varies according to the outcrop density. Collected samples were analyzed for gold via fire assay. Those returning grades above 500 ppb Au were analyzed by fire assay with gravimetric finish. In addition, 1640 rock samples which showed copper mineralization, arsenopyrite or presenting strong alteration were also checked by ICP (scan 30) multi-elements method. Five (5) samples were checked for major elements.

For the drilling campaign, all the recovered core (4735 m) was systematically sampled (4544 samples) and sent to the lab for gold analysis by fire assay and gravimetrically checked for those with values over 500 ppb Au. Some large pegmatites were not systematically sampled. Two samples had visible gold and were checked by metallic sieve method. Generally, samples were taken every metre but those with more or less than one metre are due to a change in lithological units or sulphide concentration. A tag was placed at the beginning of each sample in the core box. It has the same number as the one in the sample bag.

Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. All the samples for multi-element assays were sent by Laboratoire Expert to Activation Laboratories (Ancaster, ON).

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Grab, channel and split core samples were collected and processed by personnel of Services Techniques Geonordic.

Many of the grab and channel samples were re-examined at the camp, and sample shipping was completed under the direction of Alain Cayer and/or Robert Oswald, authors of this report. Core splitting was completed under the direction of Alain Cayer. Samples of every type (grab, channel and split core) were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Québec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services

Techniques Geonordic personnel or by KEPA transport, a James Bay freighting company, to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1. Gold Fire Assay Geochem

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2. Gold Fire Assay Gravimetric

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

15.3. Metallic Sieve

The total sample is dried, crushed, and pulverized then screened using a 100-mesh screen. The –100-mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100-mesh portions. All individual assays are reported as well as the final calculated value.

15.4. Multi-Elements (from <u>www.actlabs.com</u> : Code 1E1 – Aqua Regia - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 8: Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Ag*	0.2	100	Mo*	2	10,000
Al*	0.01%		Na*	0.01%	
As*	10		Ni*	1	10,000
Ba*	1		P*	0.001%	
Be*	1		Pb*	2	5,000
Bi	10		S*	100	
Ca*	0.01%		Sb*	10	
Cd	0.5	2,000	Sc*	1	
Co*	1		Sn*	10	
Cr*	2		Ti*	0.01%	
Cu	1	10,000	V*	1	

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Fe*	0.01%		W*	10	
K*	0.01%		Y*	1	
Mg*	0.01%		Zn*	1	10,000
Mn*	2	10,000	Zr*	1	

Note: * Element may only be partially extracted.

ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay and some were also analysed for multi-elements by ICP (scan 30). As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 5.

Also in every shipping some standards and blank samples were introduced. The seven (7) types of standards used were purchased at "Rocklabs". Their grades range from 0.583 to 8.543 g/t Au. Blank samples consist of crushed (3/4) calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Tables 9 and 10 list all the standards and blank samples used in 2008 campaigns.

Table 9: Standard and blank samples of the 2008 geological reconnaissance and trenching campaigns.

# Sample	Au ppm	Standards (Au ppm)
238379	0.62	**SE19** *0.583 (±0.011)*
247732	0.58	
149034	0.62	**SE29** *0.597 (±0.007)*
184300	0.58	
184349	0.62	
189450	0.58	
189495	0.58	
237739	0.58	
238105	0.58	
238390	0.58	
245649	0.58	
245699	0.58	
245898	0.62	
245936	0.62	
245999	0.62	
247049	0.58	
247499	0.62	
247649	0.67	
248449	0.62	
248499	0.58	
248549	0.58	
248599	0.58	
249163	0.57	
237778	1.47	**SH35** *1.323 (±0.017)*
238096	1.44	
245562	1.44	
247299	1.34	

	#Sample	*Au PPB*
Blank	149035	3
	149098	86
	149099	3
	184350	3
	189449	3
	189496	3
	237676	3
	237777	3
	238095	3
	238104	3
	238380	3
	238394	3
	245563	3
	245650	3
	245700	3
	245897	3
	245935	3
	246000	3
	247050	3
	247300	3
	247500	3
	247650	3
	247731	3
	248450	3
	248500	3
	248550	3
	248600	3
	249162	3

Table 10: Standard and blank samples of the 2008 drilling campaign.

Drill hole	# Sample	Au ppm	Standards (Au ppm)
PLE08-115	184626	0.090	**OXA59** *0.0817 (+/-0.0021)*
PLE08-116	184692	0.098	
	184814	0.096	
PLE08-117	185152	0.086	
PLE08-118	185479	0.088	
	185428	0.082	
	185727	0.080	
PLE08-120	186201	0.086	
PLE08-121	186749	0.086	
PLE08-123	187351	0.086	
PLE08-126	187793	0.084	
	187837	0.085	
PLE08-127	188114	0.085	
PLE08-128	188491	0.086	
	188757	0.091	
PLE08-116	184922	7.47	**OXN49** *7.635 (+/-0.080)*
	184854	7.20	
PLE08-117	185315	7.82	
	185351	7.54	
PLE08-119	185923	7.41	
	186004	7.13	
PLE08-120	186349	7.34	
PLE08-121	186700	7.61	
PLE08-123	187322	7.61	
PLE08-124	187452	7.68	
PLE08-125	187680	7.54	
PLE08-126	187745	7.61	
PLE08-128	188719	7.61	
PLE08-129	188952	7.78	
PLE08-122	187239	1.27	**SH35** *1.323 (+/-0.017)*
PLE08-116	184679	1.37	
	184767	1.30	
PLE08-117	185236	1.30	
	185375	1.30	
PLE08-120	186100	1.30	
PLE08-121	186909	1.41	
	186551	1.34	
PLE08-124	187511	1.41	
PLE08-125	187625	1.34	
PLE08-126	187780	1.30	
	187853	1.47	
PLE08-127	188014	1.41	
PLE08-127a	187964	1.30	
PLE08-128	188287	1.41	
	188374	1.37	
	188665	1.41	
PLE08-118	185788	5.86	**SL34** *5.893 (+/-0.057)*
PLE08-123	187377	5.86	
PLE08-127	188171	5.83	
	188212	5.69	
PLE08-128	188324	6.00	
	188611	5.73	
PLE08-118	185841	29.64	**SQ28** *30.14 (+/-0.300)*
PLE08-128	188431	28.90	

	Drill hole	# Sample	*Au PPB*
Blank	PLE08-115	184615	3
	PLE08-116	184666	3
		184751	3
		184815	3
		184891	3
		184906	0
		184921	0
		184939	0
	PLE08-117	185127	3
		185187	3
		185206	3
		185316	3
		185376	3
		185345	0
	PLE08-118	185611	3
		185684	3
		185789	3
		185842	3
	PLE08-119	185924	3
		186007	3
	PLE08-120	186350	3
	PLE08-121	186910	3
	PLE08-122	187240	3
	PLE08-123	187323	3
		187350	3
	PLE08-124	187453	3
		187512	3
	PLE08-125	187626	3
		187681	3
	PLE08-126	187781	3
		187838	3
		187854	60
	PLE08-127	188015	3
		188115	3
		188172	3
		188213	3
	PLE08-127a	187965	3
	PLE08-128	188288	3
		188375	3
		188432	3
		188492	3
		188612	3
		188666	3
		188758	3
	PLE08-129	188953	3

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

D'Amours (2003) prepared a geostatistical modelling and resource estimation on the Orfée showing. He established that the zone had a measured resource of 88,588 tonnes at 9.44 g/t Au and an inferred resource of 114,895 tonnes at 18.40 g/t Au for a total resource, all categories, of 203,483 tonnes at 14.50 g/t Au.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSION

Of the 15 drill holes completed in the winter of 2008, six (6) investigated the depth extension of the Orfée East zone, one (1) was drilled on the Orfée zone, and eight (8) targeted regional geological and geophysical anomalies.

The six (6) drill holes completed on the Orfée East zone, as well as the hole testing the Orfée zone, all intersected the targeted mineralized zone. The first three (3) drill holes completed on Orfée East (PLE08-115 to 117) were drilled to tighten the grid spacing to about 50 metres between drill holes, and to test the possibility of gold enrichment at depth in this part of the zone as well as to determine the presence of lithological variations between drill holes. Gold intercepts obtained in these three drill holes do not demonstrate gold enrichment at depth, instead grades are similar to those in adjacent drill holes. The next three (3) drill holes (PLE08-118, 121 and 128) also do not indicate gold enrichment at depth. The mineralized and deformed zone is still present in all drill holes but gold grades appear to decrease. However, gold grades obtained in the winter of 2007 in drill holes PLE07-105 (3.09 g/t Au / 26.0 m) and 112 (2.89 g/t Au / 17.2 m) seemed to indicate gold enrichment in this area relative to surrounding drill holes that yielded gold grades around 1.0 g/t over a few tens of metres. Drill holes in the winter of 2008 investigated the vertical extensions of the Orfée East zone but did not yield very encouraging results, however the lateral extensions remain open within this depth interval (between 275 and 400 metres depth) and should be investigated to make sure that another structure or fold is not responsible for the gold enrichment in this area.

A new anomalous zone was discovered in a few drill holes in the winter of 2008. The latter occurs near the north contact of the first wacke unit and the basalts. Drill holes PLE08-116 and 117 yielded the best intervals, with 0.33 g/t Au / 19.0 m followed by 5.16 g/t Au / 2.0 m in the first hole, and 0.73 g/t Au / 11.0 m including 4.35 g/t Au / 1.0 m in the second. Despite the thick overburden cover in this area, a few short drill holes could be drilled to trace the lateral and depth extensions of this zone.

Drill hole PLE08-120 investigated the east extension of the Orfée zone at 275 metres vertical depth. It intersected the thickened section of iron formation. Four iron formations ranging from 2 to 8 metres thick over a total thickness of 40 metres were intersected. Results were disappointing however, with a grade of 2.21 g/t Au / 3.0 m. On the other hand, the presence of this thickened section of iron formation, and its absence in deeper drill holes, suggests that the east plunge of the mineralized zone is shallower at depth ($\approx$65-70^0) than it is near surface ($\approx$85-90^0). This change of orientation for the thickened section of iron formation opens up a new area not yet tested by previous drilling, that warrants further attention. This area is interpreted about 25 to 40 metres east of drill hole PLE02-049 (8.57 g/t Au / 11.4 m).

Among the eight (8) other drill holes that tested geological and geophysical anomalies, two (2) yielded interesting gold results. Drill hole PLE08-126 graded 0.21 g/t Au / 31.0 m in a previously unexplored area. The lack of outcrop and till sampling results had not revealed the presence of such a thick anomalous zone. Ground follow-up work and a small till survey would be most appropriate to test this promising area.

Drill hole PLE08-129 is the second drill hole to test the Trench-C area at depth. The first (PLE03-068) had not intersected the folded iron formation which hosted on surface the best gold grades. This year, the drill hole was collared 30 metres west of the previous and the thickened folded section was intersected. Even better: the drill hole intersected a second folded section of iron formation. This suggests that the first thickened section was in fact a drag fold along the north limb of a larger fold. What is exposed on surface in Trench-C is in fact only the north limb. Drill hole PLE08-129 graded 1.09 g/t Au / 26.0 m including 2.73 g/t Au / 3.0 m (north limb) and 2.95 g/t Au / 3.0 m (south limb). A complete exposure of the fold, using a mechanical shovel, could reveal valuable geological information to help plan the next drilling campaign. The hinge of the "large" fold should be targeted, both on surface and at depth.

The geological reconnaissance program conducted in the summer of 2008 led to the definition of several areas with gold anomalies, but the main outcome is the definition of a structure, nearly 15 km long by less than 1 km wide, with strongly anomalous gold. Three types of lithologies are recognized along the corridor, namely basalts, wackes and/or paragneisses, and a diorite sill. In the west part of the corridor, areas 2 to 6, basalts are predominant and strongly mineralized in pyrite (<50%). In the east part, areas 7 to 9, a diorite sill is added to the package. The diorite contains <10% pyrite, is up to 110 metres thick and has been traced over nearly 3 km strike length. The trenching campaign conducted in October and November 2008 pursued our geological investigations of this discovery. Some 33 trenches were excavated along the corridor, leading to a better understanding of the mineralized system. Systematic sampling of all trenches by grab and channel sampling enabled us to quickly target the most interesting trenches and subsequently obtain gold intervals in the latter. Best results were obtained in trenches TR-PL-08-004 (1.05 g/t Au / 17.0 m incl. 3.54 g/t Au / 3.0 m) and TR-PL-08-024 (0.80 g/t Au / 11.0 m incl.

3.16 g/t Au / 2.0 m). Channel sampling demonstrated that many areas or specific trenches show very strong gold potential, and that further exploration is required to fully establish the presence of gold-rich zones.

In addition to the gold-bearing corridor, several small areas were defined based on the results of the 2008 geological reconnaissance and till sampling survey. These include an arsenopyrite-bearing iron formation located 2.5 km northwest of the Orfée zone, m-scale sericitized zones with pyrite mineralization in the gneissic tonalite, and the triple junction at the eastern edge of the property. These areas all contain anomalous gold values combined with favourable settings for gold mineralization. The latter were not pursued however in the fall in order to focus our efforts on the trenching program along the recently discovered gold-bearing corridor. They should nevertheless be the focus of further exploration during the next field campaign. Furthermore, a few areas contain clusters of gold anomalies in till. These areas should also be targeted by follow-up work.

ITEM 22 RECOMMENDATIONS

Drill holes conducted in the winter of 2008 on the Orfée East zone investigated the vertical extensions of the zone. Results demonstrate a slight drop in gold grades at depth. Nevertheless, two holes should be drilled laterally at 275 to 400 metres depth, in order to test the possibility that gold enrichment observed in drill holes PLE07-105 and 112 may be due to another gold-bearing structure that affects this part of the Orfée East zone. In the Orfée zone, drill hole PLE08-120 demonstrates that the thickened section of iron formation is present and suggests that the steep plunge ($\approx$85-90^0) of the gold zone on surface becomes shallower ($\approx$65-70^0) at about 250 metres depth. It is thus recommended to drill a hole about 25 to 40 metres east of drill hole PLE02-049.

On a regional scale, three areas warrant follow-up work during the next drilling campaign. The Trench-C area is a priority, both for stripping and drilling. Exposing on surface, using a mechanical shovel, the roughly 10-m wide fold would presumably reveal critical information for the planning of at least three (3) drill holes to test the lateral and depth extensions of the gold-enriched zone.

Finally, one or two drill holes should be planned in the new areas around drill hole PLE08-126 and drill holes PLE08-116 and 117, to improve our understanding and define the potential revealed by the anomalous gold intercepts.

It is strongly recommended to pursue exploration work along the new gold-bearing corridor discovered in 2008. This work should include:

- Continuing the induced polarization survey to the east, in order to cover the current grid in its entirety.

- A new grid of 80 km of cut line, with a base line of about 8 km that would join the existing grid along the Hydro-Québec road between Poste Lemoyne and Poste Albanel.

- A ground-based induced polarization and magnetic geophysical survey covering the new grid.

- A MMI (mobile metal ion) soil geochemistry survey to cover the entire new grid. The sample spacing should be about 50 metres N-S by 100 metres E-W around known showings, and about 200 metres elsewhere.

- New mechanical trenching in anomalous areas defined in 2008 and over new geophysical and geochemical anomalies.

- Continued mapping and prospecting along underexplored parts of the gold-bearing corridor.

- A small study of polished thin sections from the various showings and the different types of mineralization observed along the corridor.

- Finally, a drilling campaign to test the most promising areas along the gold-bearing corridor, namely many of the current showings.

Regional exploration should also continue, namely in the areas mentioned above: the arsenopyrite-bearing iron formation, the sericitized zones in the gneissic tonalite, the triple junction at the eastern edge of the property, and a few areas with gold anomalies in till. This regional survey could be conducted in conjunction with geological reconnaissance in areas that have not yet been visited, and a second phase of geological reconnaissance in the eastern part of the property, with particular attention paid to the contact zone between the gneissic tonalite and the Guyer basalts. Previous reconnaissance work had focussed on the contact between Guyer basalts and Laguiche paragneisses to the south. Further till sampling and follow-up work should be planned in anomalous areas and untested areas.

ITEM 23 REFERENCES

BÉRUBÉ, D. 2000. Polarisation provoquée effectuée dans le cadre du projet Poste Lemoyne Extension. Val d'Or Sagax. In-house report, Virginia Gold Mines.

BLANCHET, C. 2002. Propriété Poste Lemoyne Extension. Programme de forage – Janvier-Février 2002. In-house report, Virginia Gold Mines.

CAYER, A. 2007a. Technical Report and Recommendations, Summer 2007 Geological Reconnaissance, Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., October 2007.

CAYER, A. 2007b. Technical Report and Recommendations, Fall 2006-Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2007.

CAYER, A. 2007c. Technical Report and Recommendations, Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2008.

CAYER, A., and OUELLETTE, J-F. 2004. Technical Report and Recommendations, Fall 2003-Winter 2004 Drilling Program, Poste Lemoyne Extension Project, Québec. VIRGINIA GOLD MINES INC. and GLOBESTAR MINING CORP., May 2004.

CAYER, A. 2003. Propriété Poste Lemoyne Extension. Programme de forage – Automne 2002 – hiver 2003. In-house report, Virginia Gold Mines.

COSTA, P., 2000. Déformation et chronologie de la mise en place de l'or dans la formation de fer de Guyer, Rivière La Grande, Baie James. B.Sc. Thesis. Université du Québec à Chicoutimi. Québec. 56 pages.

CHÉNARD, D. 1999. Rapport des travaux de terrain, été-automne 1998, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

D'AMOURS, C. 2003. Modélisation géostatistique et estimation des ressources. Géopointcom. In-house report, Virginia Gold Mines. 16 pages.

DESJARDINS, R. 1976. Rapport de synthèse et de levés magnétique et électromagnétique. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34119.

DESJARDINS, R., OAKES, B.W. and LAVOIE, L. 1975. Report on field work and proposed drill program, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34106.

EKSTROM, R.L.V. 1960. Geological report and 5 DDH logs in the Corvette Lake-La Grande River Area. Tyrone Mines Ltd. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 10515.

GAGNON, R. and COSTA, P. 2000. Rapport sommaire des travaux de terrain, automne 2000, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

GIROUX, M. 1976. Campagnes de prospection aérienne systématique 1975, synthèse et résultats. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34116.

GOUTIER, J., DION, C., OUELLET, M-C., DAVIS, D.W., DAVID, J. and PARENT, M. 2001. Géologie de la région du lac Guyer (33G/05, 33G/06 et 33G/11). Ministère des Ressources naturelles du Québec. RG 2001-15. 53 pages.

GRANGER, B. 1998. Levés de Magnétométrie et d'EM-TBF, Poste Lemoyne Extension. Géosig Inc. In-house report, Virginia Gold Mines.

LAMBERT, G. 1999. Levés magnétométriques de détail, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

L'HEUREUX, M. and BLANCHET, C., 2001. Rapport géologique; programme de décapage, automne 2001, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

OAKES, B.W. and LAVOIE, L. 1976. Rapport de forage, lacs Yasinski et Guyer. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34120.

PLANTE, L. 2002. Levés géophysiques – E.M.H. & Mag. pour Mines d'Or Virginia inc. Propriété Poste Lemoyne Extension, Région de LG-3, Baie James, Québec, SNRC 33G/06. Report by Géola, Exploration Consultant.

RENOU, A.-S. 2002. Projet d'étude minéragraphique de deux échantillons du projet Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

RILEY, C.J. 1975. Report on iron formation, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50018.

TREMBLAY, L. 2009. Description pétrographiques de cinq échantillons de roches, Projet Poste Lemoine. In-house report, Virginia Gold Mines.

TREMBLAY, M. 2003. Étude structurale et cartographie de quatre tranchées de la propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

TSHIMBALANGA, S. 2007. Levé de polarisation provoquée, Propriété Poste Lemoyne Extension, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

WATSON, D. 1972. Airborne electromagnetic, magnetic and radiometric report, Guyer Lake Area. Noranda Exploration. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50005.

VALLIÈRES, M. 1988. Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les Publications du Québec (Québec), 437 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Alain Cayer, reside at 467, chemin du Trappeur, Saint-Sauveur, Québec, J0R 1R1, and hereby certify that:

I am presently employed as Senior Project Geologist with Services Techniques Geonordic inc., 1045, avenue Larivière, C. P. 187, Rouyn-Noranda, Québec, J9X 6V5.

I received a B.Sc. in Geology in 1998 and a M.Sc. in Earth Science in 2001 at the Université du Québec à Montréal. I have been working as a Geologist in mineral exploration since 1996.

I am a Professional in Geology presently registered at the board of the *Ordre des Géologues du Québec*, permit number 569.

I am a qualified person with respect to the Poste Lemoyne Extension Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Poste Lemoyne Extension Project since the summer of 2002.

I visited the property from January to April 2008 while participating at the winter drill program and from July to November 2008 while participating to the exploration and trenching program.

I am not aware of any missing information or changes, which would have caused the present report to be misleading. I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer being part of the stock option plan of Virginia Mines Inc.

I am responsible for writing all sections of the present technical report, except for Item 12-Exploration, utilizing proprietary exploration data generated by Virginia Mines Inc., and information from various authors and sources as summarized in the reference section of this report.

I have read and used National Instrument 43-101 and Form 43-101F1 to make the present report in accordance with its specifications and terminology.

Dated in St-Sauveur, Qc, this 20th day of February 2009.

Alain Cayer, M.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, Robert Oswald, reside at 914, 28th avenue, Montréal (Québec), H1A 4M5, and hereby certify that:

I am currently employed as Senior Project Geologist with Services Techniques Geonordic inc., 1045 ave. Larivière. Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université de Montréal in Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist, from 1987 to 1997, and since 2003 for Geonordic.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 493.

I am a Qualified Person with respect to the Poste Lemoyne Extension Project in accordance with section 1.2 of National Instrument 43-101.

I am involved sporadically in the Poste Lemoine Extension Project since 2004.

I participated in the 2008 geological reconnaissance and trenching programs. I wrote Item 12 on the exploration and trenching program and I prepared and edited some maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montréal, Qc, this 20th day of February 2009.



Robert Oswald, B.Sc., P. Geo.

ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca